PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of November 17, 2006 and appears as Exhibit 99.1 to the Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2006.

      This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION
      This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2006. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from the Province of Manitoba, Department of Finance, Treasury Division, Room 9, Legislative Building, Winnipeg, Manitoba R3C 0V8, Canada.
      The fiscal year of Manitoba ends March 31. “Fiscal 2006” and “2005-2006” refer to the fiscal year ended March 31, 2006 and, unless otherwise indicated, “2005” means the calendar year ended December 31, 2005. Other fiscal years and calendar years are referred to in a corresponding manner.
      In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars (“$” or “C$”) and all references to “dollars” are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.
      At November 16, 2006, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.1404.
      Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY
The following information is qualified in its entirety by the more detailed information in this document.
PROVINCE OF MANITOBA
Economy

						Compound
	Year Ended December 31,					Annual
						Growth Rate
	2001	2002	2003	2004	2005	2001-2005

	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product	$35,129	$36,650	$37,798	$40,177	$42,112	4.6%
Change in Real Gross Domestic Product
Manitoba	0.8%	2.1%	2.0%	2.7%	2.9%	—
Canada	1.8	2.9	1.8	3.3	2.9	—
Manufacturing Shipments	$11,344	$11,820	$12,696	$13,517	$13,491	4.4
Farm Cash Receipts	3,701	3,848	3,574	3,903	3,743	0.3
Capital Investment	5,803	6,013	6,163	6,699	6,963	4.7
Personal Income	29,246	29,918	30,756	32,009	32,996	3.1
Population at July 1 (in thousands)	1,151	1,156	1,162	1,171	1,174	0.5
Average Unemployment Rate	5.1%	5.1%	5.0%	5.3%	4.8%	—
Change in Consumer Price Index (Manitoba)	2.6	1.6	1.8	2.0	2.7	—
Average Exchange Rate (C$ per U.S.$)	1.5484	1.5704	1.4015	1.3015	1.2116	—
Revenue and Expenses of the Government Reporting Entity(1)

	Year Ended March 31,

	2002	2003	2004	2005	2006

	($ millions)
Total Revenue	8,350	8,320	8,491	10,140	10,725
Total Expenses	(8,360)	(8,555)	(9,070)	(9,578)	(10,350)
Adjustment to estimate for Federal accounting error	—	51	—	—	—

Summary Net Income (Loss)	(10)	(184)	(579)	562	375

     (1) See “Statement of Revenue and Expense of the Government Reporting Entity” on page 20.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,

	2002	2003	2004	2005	2006

	(In millions of dollars)
Consisting of
Net Direct Funded Borrowings	$13,833	$13,601	$14,787	$15,496	$15,621
Net Provincial Guaranteed Borrowings	570	953	892	652	491

	$14,403	$14,554	$15,679	$16,148	$16,112

Issued for
General Government Programs (1)	$6,651	$6,650	$6,867	$6,958	$7,047
Self-Sustaining Purposes	7,752	7,904	8,335	8,694	8,563
Loans Payable to the Government of Canada and Government Business Enterprises (2)	—	—	477	496	502

	$14,403	$14,554	$15,679	$16,148	$16,112

General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	18.9%	18.1%	18.2%	17.3%	16.7%

     (1) Total borrowings issued for Government General Programs includes borrowings for Capital Assets.
     (2) Canadian generally accepted accounting principles (“GAAP”) for senior Governments as recommended by the Canadian Institute of Chartered Accountants require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable. These amounts were first recorded in the 2003/04 Fiscal Year. See “Public Debt — Direct Funded Borrowings of the Province (note 5).”
Summary Net Debt

	As of March 31,

	2002	2003	2004	2005	2006

	(In millions of dollars)
Total Financial Assets (1)	$4,221	$4,044	$3,745	$4,758	$5,310

Liabilities:
Net Borrowings (2)	8,665	8,789	9,116	9,362	9,465
Accounts Payable and Other	2,328	2,180	2,187	2,305	2,397
Pension Liability	3,237	3,430	3,571	3,761	3,967

Total Liabilities	14,230	14,399	14,874	15,428	15,839

Summary Net Debt	$10,009	$10,355	$11,129	$10,670	$10,519

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	28.5%	28.3%	29.4%	26.6%	25.0%

     (1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.
     (2) Borrowings less sinking funds. Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Commission. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Centres
Nunavut
Churchill
Hudson Bay
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Brandon
Portage la Prairie
WINNIPEG
Steinbach
Saskatchewan
Ontario
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA
General Information
      The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.
      Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.
      The estimated population of Manitoba on July 1, 2006 was 1,177,765 of whom approximately 712,200 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.
      The second largest city in the Province is Brandon, with a population of approximately 40,000. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.
Constitutional Framework
      Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.
      Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.
      Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.
Provincial Government
      The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.
      The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.
      The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.
      The Legislative Assembly has 57 members who are elected for a term of five years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on June 3, 2003, the New Democratic Party was elected to a majority of seats.
      The following table sets forth the results of the three most recent elections of the Province.

	1995	1999	2003

New Democrat	23	32	35
Progressive Conservative	31	24	20
Liberal	3	1	2

Total	57	57	57

ECONOMY
General
      Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; transportation and storage; wholesale trade; retail trade; information and culture; construction; and agriculture. The largest components of manufacturing are food processing; transportation equipment; chemicals; machinery; wood products; fabricated metals; furniture; plastics and rubber; and printing. Agricultural production is diversified between crops and livestock. In transportation, Manitoba is a major center for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production.
      The following table sets forth growth rates in 2005 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2005.

	Manitoba	Canada

Housing Starts	6.6%	-3.4%
Retail Sales	6.4	6.1
Manufacturing Shipments	0.2	0.8
Gross Domestic Product	4.8	6.2
Real Gross Domestic Product	2.9	2.9
Capital Investment	3.9	7.1
Foreign Merchandise Exports	1.5	6.0
Farm Cash Receipts	-4.1	1.2
Value of Mineral Production	12.7	23.0
Consumer Price Index	2.7	2.2
Employment	0.6	1.4
Average Unemployment Rate	4.8	6.8
      Year-to-date data for 2006 indicate that housing starts, foreign exports, retail sales, manufacturing shipments, utilities and employment are increasing. Farm cash receipts have decreased in 2006. According to the February 2006 Statistics Canada survey of investment intentions, capital investment is expected to increase by 14.6% to $8.0 billion, as public investment increases 27.1% and private investment increases 10.4% in 2006.

      The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the calendar years 2001 through 2005. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.
SELECTED ECONOMIC INDICATORS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2001	2002	2003	2004	2005	2001-2005

	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$35,129	$36,650	$37,798	$40,177	$42,112	4.6%
Canada	1,108,048	1,152,905	1,213,408	1,290,788	1,371,425	5.5
Real Gross Domestic Product Manitoba (2)	$33,066	$33,747	$34,414	$35,360	$36,372	2.4
Change	0.8%	2.1%	2.0%	2.7%	2.9%	—
Canada (2)	$1,038,702	$1,069,282	$1,088,773	$1,124,688	$1,157,705	2.7
Change	1.8%	2.9%	1.8%	3.3%	2.9%	—
Personal Income	$29,246	$29,927	$30,748	$32,009	$32,997	3.1
Personal Income Per Capita (in Dollars)	25,409	25,888	26,461	27,335	28,106	2.6
Retail Sales	9,878	10,570	10,953	11,692	12,441	5.9
Capital Investment	5,803	6,013	6,163	6,699	6,963	4.7
Housing Starts (Units)	2,963	3,617	4,206	4,440	4,731	12.4
Change in Consumer Price Index Manitoba	2.6%	1.6%	1.8%	2.0%	2.7%	—
Canada	2.6%	2.2%	2.8%	1.9%	2.2%	—
Population (July 1) (in thousands)
Manitoba	1,151	1,156	1,162	1,171	1,174	0.5
Canada	31,021	31,373	31,676	31,990	32,300	1.0
Employment (in thousands)	554.3	567.2	570.3	576.6	580.3	1.2
Average Unemployment Rate	5.1%	5.1%	5.0%	5.3%	4.8%	—
Average exchange rate (C$ per U.S.$)	$1.5484	$1.5704	$1.4015	$1.3015	$1.2116	—

(1)	At market prices.

(2)	Expressed in 1997 dollars.
Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.
Economic Structure
      The Province has a diversified economy. In 2005, goods producing industries accounted for 26.2% of real gross domestic product at basic prices. Manufacturing accounted for 12.8% of real gross domestic product at basic prices, construction for 4.6% and agriculture for 3.5%. The commercial service sector accounted for 54.8% of real gross domestic product at basic prices, and the non-commercial service sector for 19.0%.

      The following table sets forth the Real Gross Domestic Product by industry at basic prices and the compound annual growth rates for the calendar years 2001 through 2005.
REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2001	2002	2003	2004	2005	2001-2005

	(In millions of 1997 dollars)
Goods Producing Industries
Manufacturing	$3,827	$3,898	$3,957	$4,144	$4,284	2.9%
Construction	1,334	1,320	1,406	1,470	1,551	3.8
Agriculture	1,312	1,339	1,544	1,453	1,186	-2.5
Utilities	1,009	996	864	943	1,108	2.4
Mining	610	548	516	563	585	-1.0
Forestry, Fishing and Trapping	68	75	78	84	83	5.1

Total Goods Producing Industries	8,160	8,176	8,365	8,657	8,797	1.9

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	3,289	3,348	3,415	3,534	3,642	2.6
Owner-Occupied Dwellings (2)	2,746	2,818	2,852	2,893	2,964	1.9
Transportation and Storage	2,131	2,084	2,119	2,226	2,336	2.3
Wholesale Trade	1,925	1,974	2,032	2,097	2,305	4.6
Retail Trade	1,887	1,981	2,027	2,116	2,235	4.3
Information and Culture	1,421	1,569	1,625	1,660	1,708	4.7
Professional and Scientific	754	781	818	850	880	3.9
Accommodation, Food and Beverage	843	833	834	820	828	-0.4
Business Services	470	514	529	542	556	4.3
Other Services	890	923	931	913	922	0.9

Total Commercial Services Industries	16,356	16,825	17,182	17,651	18,376	3.0

Non-commercial Services
Health and Welfare	2,261	2,336	2,415	2,423	2,460	2.1
Education	1,584	1,613	1,607	1,612	1,623	0.6
Federal Administration	979	971	978	982	991	0.3
Provincial Administration	745	767	734	744	748	0.1
Municipal Administration	514	535	537	549	553	1.8

Total Non-commercial Services
Industries	6,083	6,222	6,271	6,310	6,375	1.2

Total Service Producing Industries	22,439	23,047	23,453	23,961	24,751	2.5

Real Gross Domestic Product at Basic Prices (3)	$30,603	$31,225	$31,819	$32,617	$33,551	2.3

     (1) Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 1997 dollars.
     (2) Imputed rent value of Owner-Occupied Dwellings.
     (3) Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.
Source: Manitoba Bureau of Statistics.
     Manufacturing. Manufacturing is the largest sector of the Manitoba economy and is well diversified with the four largest industries accounting for only 50.8% of the value of total shipments in 2005.

      The largest industry, food, accounts for 25.7% of total shipments, and produces a broad range of products. The next largest industries are: transportation equipment, primarily buses and aerospace equipment (11.3% of shipments); machinery, mainly agricultural implements (7.2% of shipments) and chemicals, primarily industrial chemicals and pharmaceuticals (6.6% of shipments). The remaining industries range in size from 5.4% to 1.5% of shipments.
      In 2005, manufacturing shipments decreased 0.2% due primarily to lower shipments in transportation equipment and printing offset by increased shipments in electrical and electronics equipment, fabricated metals and beverages industries.
      The following table sets forth the gross value of manufacturing shipments and the compound annual growth rates of the principal Manitoba manufacturing industries for the calendar years 2001 through 2005.
GROSS VALUE OF MANUFACTURING SHIPMENTS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2001	2002	2003	2004	2005	2001-2005

	(In millions of dollars)
Non-durables
Food	$2,442.7	$2,554.4	$2,885.5	$3,405.9	$3,464.4	9.1%
Chemicals	635.9	685.9	792.0	923.2	1,892.8	8.8
Plastics and Rubber	511.9	509.1	540.2	575.8	589.4	3.6
Printing	547.2	606.3	559.0	528.4	445.4	-5.0
Beverages	211.9	197.2	236.7	272.2	284.0	7.6
Clothing	293.3	455.2	371.5	275.5	197.4	-9.4
Other Non-durables	715.1	716.7	660.0	656.3	645.2	-2.5
Durables
Transportation Equipment	1,789.8	1,534.0	1,971.5	1,708.9	1,524.1	-3.9
Machinery	788.5	928.1	851.7	940.6	976.2	5.5
Wood Products	597.3	615.0	667.5	759.8	734.1	5.3
Fabricated Metals	582.0	581.1	599.7	672.5	711.9	5.2
Furniture	498.9	674.6	730.2	670.0	621.3	5.6
Electrical and Electronics	233.1	176.0	124.0	153.3	201.2	-3.6
Other Durables	1,496.3	1,586.4	1,706.2	1,975.0	2,203.3	10.2

Total	$11,343.8	$11,820.1	$12,695.8	$13,517.5	$13,490.7	4.4

Source: Statistics Canada.
     In the first nine months of 2006, the value of manufacturing shipments increased 3.2% compared to the first nine months of 2005. The increase is principally due to a 17.3% increase in electrical and electronics equipment, a 14.3% increase in printing and publishing, an 8.3% increase in food and an 8% increase in beverages. Overall, eight of fourteen categories of manufacturing shipments reported increases.
      Agriculture. Farm cash receipts are divided between crops and livestock and are well diversified within these major sectors of production.
      In 2005, farm cash receipts decreased 4.1%. Crop receipts decreased 28.3% due to lower receipts from oilseeds, specialty and forage, wheat, and other grains reflecting excessive precipitation and low commodity prices. Livestock receipts increased 6.6% as a result of an increase of 64.0% in cattle receipts which was partially offset by a 3.2% decline in hogs. Direct payments increased 51.4%.

      The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2001 through 2005.
FARM CASH RECEIPTS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2001	2002	2003	2004	2005	2001-2005

	(In millions of dollars)
Crops
Oilseeds	$416.1	$587.7	$626.6	$669.3	$394.9	-1.3%
Wheat	586.3	658.4	457.8	555.1	389.3	-9.7
Vegetables	202.4	204.4	206.1	220.9	226.6	2.9
Other Grains	193.5	212.2	165.9	149.9	110.3	-13.1
Specialty and Forage	154.1	206.9	227.1	163.9	96.7	-11.0
Other (1)	-33.0	43.3	20.6	28.5	64.6	N/M

Total Crops	1,519.3	1,912.8	1,704.0	1,787.6	1,282.4	-4.1

Livestock
Hogs	805.7	719.0	762.7	929.3	899.4	2.8
Cattle and Calves	573.5	555.8	340.7	265.4	435.3	-6.7
Dairy	158.0	163.9	174.4	178.8	184.0	3.9
Poultry and Eggs	149.5	149.8	153.7	161.0	154.5	0.8
Other Livestock	113.0	128.1	129.8	121.9	92.6	-4.9

Total Livestock	1,799.7	1,716.5	1,561.3	1,656.3	1,765.8	-0.5

Direct Payments	382.1	219.0	308.1	458.7	694.5	16.1

Total	$3,701.1	$3,848.3	$3,573.5	$3,902.7	$3,742.6	0.3

Net Cash Income (2)	$911.6	$929.2	$505.4	$763.1	$625.6	-9.0

     (1) Includes other crops, and, as a negative amount, deferred payments on all crops.
     (2) Represents farm cash receipts less operating expenses.
Source: Statistics Canada.
     In 2001, Direct Payments include payments under the temporary disaster income assistance programs for farm producers implemented by the provincial and Federal Governments in respect of poor weather conditions in the Province. These weather conditions prevented or delayed crop seeding in some regions. These payments were $117.6 million in 2001. In 2004, Direct Payments to Manitoba agriculture producers increased mainly due to $86.6 million in income support payments provided to crop and livestock producers under the new Federal Transitional Industry Support Program (“TISP”), $79.0 million from the Canadian Agricultural Income Stabilization (“CAIS”) program, an increase of $38.0 million in Net Income Stabilization Account (“NISA”) payments and an increase of $26.1 million in crop insurance payments. In 2005, Direct Payments to Manitoba agriculture producers increased mainly due to $118.9 million in income support payments provided to crop and livestock producers under the new Federal Farm Income program, an increase of $107.8 million from the CAIS program, and an increase of $181.9 million in crop insurance payments. Payments under the NISA declined by $60.0 million while the Federal TISP declined $85.6 million.
      On May 20, 2003, the Canadian Food Inspection Agency (“CFIA”) announced that tests had confirmed that a case of Bovine Spongiform Encephalopathy (“BSE”) had been found in a single beef cow in the Province of Alberta. The inspection system prevented the meat from entering the food chain. More than 2,700 animals were destroyed and tested as part of the CFIA’s investigation, which is now concluded. All test results for BSE were negative and the investigation did not identify any additional cases.

      On May 20, 2003, the United States Department of Agriculture (“USDA”) placed Canada under its BSE restriction guidelines and announced that it would not accept any live ruminants (cattle, sheep and certain other hoofed animals) or ruminant products from Canada pending further investigation. Several other countries also imposed import restrictions. On August 8, 2003, the USDA announced that it would begin to accept applications for import permits for certain boneless ruminant products, including boneless bovine meat from cattle under 30 months of age. Several other countries followed the U.S. lead and resumed the import of certain Canadian beef products.
      The closure of the Canada-U.S. border to Canadian ruminants and ruminant products adversely impacted the Canadian ruminant industry. The Canadian Government and certain provincial governments, including the Government of Manitoba, implemented various programs to provide support to the industry. In July 2005, the border was reopened for cattle under 30 months of age.
      On March 5, 2004, the National Pork Producers Council in the United States, along with state pork producer organizations, filed anti-dumping and countervailing duty petitions with the United States government against Canadian swine exporters. On October 15, 2004, the U.S. Department of Commerce announced that, as a result of their investigations, a preliminary duty of 14.06% will be applied to live swine exports from Canada. Manitoba accounts for approximately half of Canada’s live swine exports to the United States, and, in 2004 exported live swine valued at approximately $352 million to that country. The International Trade Commission officially found that Canadian swine exporters were causing no injury to the U.S. industry resulting from alleged “dumping” in April 2005. The 14.06% duty on swine exports has been lifted.
      In the first six months of 2006, farm cash receipts decreased 7.8% from the same period in 2005. Crop cash receipts decreased 21.6%, primarily due to lower production volumes associated with the 2005 growing year, with the decreases occurring across all the major crop categories except specialty and forage. Livestock cash receipts decreased 5.5% with cattle and calves increasing 26.7% and hog receipts decreasing 14.0%. Direct Payments increased $50.4 million or 13.9%.
      In 2006, crop production volumes are expected to be above 2005 levels, as a result of good conditions during the planting and growing season in Manitoba which should lead to higher production values. The value of livestock production in Manitoba is expected to continue to increase following the reopening of the Canada-U.S. border to cattle.
      Minerals. The principal metals produced in Manitoba are nickel, zinc, copper, and gold. Other metals include cobalt, silver, tantalum and platinum. Industrial minerals produced consist principally of sand and gravel, stone, peat moss and lime.
      The two companies with the largest mining operations in Manitoba, accounting for approximately 66% of all mineral production, are Inco Limited, which produces mainly nickel, copper and cobalt, and Hudson Bay Mining and Smelting Co., Limited, which produces mainly copper and zinc.
      In 2005, the gross value of mineral production in Manitoba increased 12.7% to $1,585 million. The value of metal production increased 3.3% in 2005 as a result of higher prices for nickel. Nickel accounted for 44% of the gross value of mineral production in 2005. The value of zinc and copper production increased as a result of higher production volumes and higher prices. The value of petroleum production increased 67.1%, reflecting higher prices and increased production volume, while the value of industrial mineral production increased 10.5%.

      The following table sets forth the gross value of mineral production and the compound annual growth rates for the calendar years 2001 through 2005.
GROSS VALUE OF MINERAL PRODUCTION

						Compound
						Annual
	Year Ended December 31,?					Growth
						Rate
	2001	2002	2003	2004	2005	2001-2005

	(In millions of dollars)
Metals
Nickel	$412.2	$403.4	$523.0	$673.1	$697.4	14.0%
Zinc	129.3	118.3	97.3	136.4	167.6	6.7
Copper	97.1	96.0	69.6	147.1	152.6	12.0
Gold	86.3	85.6	63.1	76.0	49.6	-12.9
Other Metals	66.5	50.7	44.3	72.4	74.2	2.8

Total Metals	791.5	754.0	797.2	1,105.1	1,141.3	9.6
Petroleum	135.0	154.1	157.4	195.7	327.1	24.8
Industrial Minerals	93.6	96.5	95.0	105.2	116.3	5.6

Total	$1,020.1	$1,004.5	$1,049.6	$1,406.1	$1,584.7	11.6

Sources: Statistics Canada and Manitoba Department of Energy and Mines.
     Overall mining values are expected to increase in 2006. Higher prices for metals especially zinc and copper, combined with production volumes near 2005 levels are expected to increase the overall value of production in the province.
      In 2005, gold production fell due to the closure of the New Britannia mine in Snow Lake. San Gold Corporation began gold production at their Rice Lake mine near Bissett in August, 2006. The company has announced plans to produce approximately 60,000 ounces of gold in 2007.
      Services. The service sector comprises a wide range of activities including transportation, finance, trade, tourism and personal services. From 2001 through 2005, commercial service industries accounted for 49.1% of average total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 26.6%.
      Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because Winnipeg International Airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services.
      Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the center of Canada’s grain trade. The Canadian Wheat Board is located in Winnipeg. The Winnipeg Commodity Exchange is the only commodity exchange, and the second largest futures exchange, in Canada. Nine grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of Canada’s largest mutual fund company, Investors Group, and one of Canada’s largest life insurance companies, Great-West Life.
      Manitoba’s central location, low-cost office space and multilingual labor force have contributed to the expansion of call centers (telemarketing and customer service centers) in the Province. Data processing and engineering are important extra-provincial export-oriented industries. Winnipeg is the headquarters for Canwest Global Communications Corp., one of the largest media companies in Canada.
      Winnipeg serves as a regional shopping center for all of southern Manitoba. In 2005, retail sales in Manitoba increased 6.4% to $12.4 billion. In the first eight months of 2006, retail sales increased 6.0% compared to the same period of 2005.

      The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment center for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba has an excellent resource base for outdoor recreational activities and has many public and private tourism facilities. In 2005, estimated tourism expenditures by both residents of Manitoba and visitors were $1,475 million, an increase of 2.4% from 2004.
Total Exports and Imports
      In 2005, total exports of Manitoba goods and services to foreign markets and other provinces increased 4.0% to $25.3 billion. Total imports increased 4.1% to $26.7 billion. The trade deficit was $1.4 billion. Total exports were equal to 60.1% of GDP while total imports were equal to 63.4%.
      The following table sets forth categories of Selected Trade indicators for the calendar years 2001 through 2005.
SELECTED TRADE INDICATORS

	Year ended December 31,

	2001	2002	2003	2004	2005

	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services
International	$11,009	$11,393	$11,185	$12,012	$12,559
Interprovincial	11,235	11,287	11,639	12,297	12,729

Total Exports of Goods and Services	22,244	22,680	22,824	24,297	25,290
Ratio of total exports to Nominal Gross Domestic Product	63.3%	61.9%	60.4%	60.5%	60.1%
Imports of Goods and Services
International	10,414	11,390	11,075	11,385	11,664
Interprovincial	12,466	12,703	13,370	14,240	15,024

Total Imports of Goods and Services	22,881	24,093	24,445	25,625	26,688
Ratio of total imports to Nominal Gross Domestic Product	65.1%	65.7%	64.7%	63.8%	63.4%

Trade Balance	$(637)	$(1,413)	$(1,621)	$(1,329)	$(1,398)

Source: Statistics Canada and the Manitoba Bureau of Statistics.
     Goods exports accounted for 91.2% of all international exports in 2005 (90.8% in 2004), while services exports accounted for 8.8% in 2005 (9.2% in 2004).
      Goods exports accounted for 50.4% of all interprovincial exports in 2005 (51.6% in 2004), while services accounted for 49.6% in 2005 (48.4% in 2004).
      Goods imports accounted for 85.9% of all international imports in 2005 (85.6% in 2004), while services accounted for 14.1% in 2005 (14.4% in 2004).
      Goods imports accounted for 59.3% of all interprovincial imports in 2005 (59.9% in 2004), while services imports accounted for 40.7% in 2005 (40.1% in 2004).

Foreign Merchandise Exports
      In 2005, foreign merchandise exports amounted to $9.7 billion, an increase of 1.5% from 2004, and were equal to 23.0% of GDP at market prices. In 2005, of the total foreign merchandise exports, 76.1% were to the United States, 15.1% to Asia, 4.7% to Europe and 2.1% to Mexico.
      Over the five years 2001 to 2005, exports to the United States decreased by 0.6% (representing a compound annual growth rate of -0.2%) and exports to all other countries increased by 7.3% (representing a compound annual growth rate of 1.8%).
      The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2001 through 2005.
FOREIGN EXPORTS BY COMMODITY (1)

						Compound
						Annual
	Year Ended December 31,?					Growth
						Rate
	2001	2002	2003	2004	2005	2001-2005

	(In millions of dollars)
Manufacturing
Food	$996.0	$1,058.6	$1,085.8	$1,139.4	$1,080.4	2.1%
Transportation Equipment	1,139.7	944.9	878.4	932.0	1,007.2	-3.0
Primary Metals	803.5	847.1	870.2	963.0	920.2	3.4
Machinery	535.9	679.8	620.8	728.0	776.3	9.7
Wood Products	531.4	573.3	553.0	638.4	623.0	4.1
Chemicals	418.1	396.3	459.7	457.7	459.9	2.4
Paper and Allied	254.9	267.1	298.6	300.5	294.2	3.6
Plastics	210.5	221.4	229.1	233.9	242.3	3.6
Electrical and Electronic	273.8	188.2	187.9	192.3	238.2	-3.4
Printing and Publishing	165.6	195.2	182.7	183.9	189.4	3.4
Fabricated Metal	126.1	119.2	116.2	130.8	163.1	6.6
Furniture and Fixtures	171.5	166.8	125.2	111.1	94.9	-13.8
Clothing and Textiles	130.9	120.7	98.4	74.0	53.5	-20.0
Other	271.4	324.3	352.9	358.0	267.6	-0.4

Total Manufacturing	6,029.3	6,103.0	6,058.7	6,443.0	6,410.4	1.5

Agriculture
Oilseeds	445.2	397.5	694.0	603.6	460.6	0.9
Hogs	247.5	246.0	276.4	352.4	418.2	14.0
Wheat	690.4	582.6	621.8	677.1	412.2	-12.1
Other Grains	179.7	136.0	176.2	152.6	147.2	-4.9
Vegetables	166.4	152.5	161.6	143.4	142.9	-3.7
Cattle	257.7	273.2	106.7	0.0	119.1	-17.5
Other Agriculture	43.1	51.0	35.5	32.6	23.4	-14.2

Total Agriculture	2,030.0	1,838.9	2,072.2	1,961.6	1,723.6	-4.0

Electricity	534.7	390.5	263.7	379.7	572.1	1.7
Other Primary	50.4	35.8	31.4	30.2	46.5	-2.0
Oil Trans Shipment	664.1	756.5	488.6	400.9	550.3	-4.6
Other	267.8	279.5	279.7	322.7	376.0	8.9

Total	$9,576.2	$9,404.3	$9,194.3	$9,538.2	$9,678.8	0.3

     (1) Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports. The above data for 2005 include two items that do not truly reflect foreign exports of Manitoba products. Oil Trans Shipment represents crude oil production that originated in Alberta and Saskatchewan and was shipped through the Province. The value of nickel exports is $464.7 million. This does not include an estimated $93.2 million of nickel which was exported through Ontario.
Source: Statistics Canada.
     Total foreign exports for the first eight months of 2006 were up 10.1% compared to the first eight months of 2005. On a year-to-date basis, exports to the United States have increased by 9.6% while exports to other countries have increased by 11.5%.
Capital Investment
      In 2005, capital investment increased 3.9%. The largest percentage increases in capital investment occurred in: utilities; minerals; transportation and storage; and professional and scientific. The largest decreases in capital investment occurred in other capital (primarily accommodation, food services, arts, entertainment and recreation); retail trade; education; health care and social; services; and wholesale trade. The Statistics Canada survey of investment intentions published in February 2006 indicates that capital investment in 2006 is expected to increase by 14.6%. Private capital investment is expected to increase 10.4% and public investment to increase 27.1%. The largest increases are expected to occur in manufacturing; education; public administration; construction; and utilities. The largest decreases are expected to occur in health care and social services; professional and scientific; information and culture; and other capital, (primarily accommodation, food services, arts, entertainment and recreation).
      The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2001 through 2005.
CAPITAL INVESTMENT

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2001	2002	2003	2004	2005	2001-2005

	(In millions of dollars)
Housing	$1,018.9	$1,136.9	$1,256.8	$1,517.6	$1,592.1	11.8%
Utilities	524.0	500.3	475.2	574.1	795.4	11.0
Public Administration	560.0	570.8	619.2	647.6	672.1	4.7
Finance and Insurance	407.0	446.2	407.5	518.3	502.4	5.4
Transportation and Storage	422.2	387.3	401.2	375.5	473.1	2.9
Manufacturing	583.7	551.7	461.4	449.1	409.9	-8.5
Agriculture	355.6	436.8	414.4	381.2	379.0	1.6
Minerals	250.9	266.0	285.4	250.9	319.4	6.2
Information and Culture	364.0	355.8	299.1	298.2	300.1	-4.7
Retail Trade	209.8	173.6	269.2	306.4	252.6	4.8
Real Estate	240.2	344.6	293.6	239.4	244.9	0.5
Health Care and Social Services	159.2	152.9	213.3	203.8	181.0	3.3
Construction	135.0	142.4	149.9	167.8	172.2	6.3
Wholesale Trade	142.2	152.6	165.5	167.9	149.8	1.3
Education	149.5	142.7	155.4	163.9	145.3	-0.7
Professional and Scientific	94.0	74.8	89.7	109.6	121.2	6.6
Other	186.4	177.1	206.0	327.6	252.3	7.9

Total	$5,802.6	$6,012.5	$6,162.8	$6,698.9	$6,962.8	4.7

Private	$4,442.0	$4,649.2	$4,720.7	$5,082.0	$5,192.5	4.0
Public	1,360.6	1,363.3	1,442.1	1,616.9	1,770.3	6.8

Source: Statistics Canada.

Labor Force
      In 2005, employment increased by 0.6% with growth occurring in finance, insurance and real estate; accommodation and other services, construction; information, culture and recreation; and education and health services . There was no change in employment in agriculture and forestry, fishing and mining. Declines were recorded in public administration; professional and administrative services; transportation and storage; wholesale and retail trade; utilities; and manufacturing. In 2005, the average unemployment rate in Manitoba was 4.8%, the second lowest of any province in Canada and significantly lower than Canada’s rate of 6.8%.
      The following table sets forth selected labor force statistics for Manitoba and Canada for the calendar years 2001 through 2005.
LABOR FORCE

	Annual Averages

	2001	2002	2003	2004	2005

	(In thousands unless otherwise indicated)
Labor Force	583.7	597.8	600.3	608.9	609.4
Employment	554.3	567.2	570.3	576.6	580.3
Participation Rate (%)	67.8	69.0	68.7	69.1	68.6
Participation Rate (Canada) (%)	65.9	66.9	67.5	67.5	67.2
Unemployment Rate (%)	5.1	5.1	5.0	5.3	4.8
Unemployment Rate (Canada) (%)	7.2	7.7	7.6	7.2	6.8

Source: Statistics Canada.
     In the first ten months of 2006, seasonally adjusted employment in Manitoba increased 1.3% compared to the same period for 2005, reaching 587,300. Employment increases were recorded in forestry, fishing and mining; construction; wholesale and retail trade; finance, insurance and real estate; transportation and storage; and education and health services. Declines were recorded in utilities; professional and administrative services; manufacturing; information, culture and recreation; agriculture; accommodation and other services; and public administration.
      In the first ten months of 2006, the seasonally adjusted unemployment rate in Manitoba averaged 4.3%, down from 4.9% in the same period in 2005. In the first ten months of 2006, the seasonally adjusted unemployment rate in Canada averaged 6.3%. Manitoba’s seasonally adjusted labor force participation rate over the first ten months of 2006 averaged 68.8%, up from 68.6% in the same period of 2005.
Energy
      Refined petroleum and natural gas provided 39.2% and 32.2%, respectively, of the Province’s total energy needs in 2004, while 26.4% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES
      Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.
      Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.
      The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown organizations and Government Business Enterprises (i.e. entities whose principal activity is carrying on a business, such as The Manitoba Hydro-Electric Board (“Manitoba Hydro”), Manitoba Public Insurance Corporation, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation). These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for Government Business Enterprises, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.
      In order to be considered a part of the Government’s Reporting Entity for the “Summary Financial Statements”, an organization must be controlled by the Government. Control, as defined by the Canadian Institute of Chartered Accountants (“CICA”) Public Sector Accounting Standards Board, is the power to govern the financial and operating policies of another organization with the expected benefits or the risk of loss to the Government from the other organization’s activities.
      Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax and the levy for health and education. Where the fiscal year-end dates of Crown organizations are not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, their financial results are updated to March 31.
      Government Business Enterprises, whose principal activity is carrying on a business, maintain their accounts in accordance with accounting principles which are generally accepted for business enterprises and which are considered appropriate to their individual objectives and circumstances. They derive the majority of their revenue from sources outside the Government Reporting Entity. They are reported in the Summary Financial Statements using the modified equity method of accounting without adjusting their accounting policies to a basis consistent with that of the Government Reporting Entity. Under the modified equity method, the Province includes the Government Business Enterprises’ net assets and net income by adjusting the investment shown in the Province’s Summary Statement of Financial Position and by presenting the net income as a separate item on the Province’s Summary Statement of Revenue and Expense. The financial results of business enterprises are not updated to March 31 where their fiscal year-end is not the same as that of the Government Reporting Entity except when transactions which would significantly affect the Summary Financial Statement occur during the intervening period. Inter-entity accounts and transactions are not eliminated, nor are normal inter-entity operating transactions disclosed separately.
      As of fiscal year 2005, all health care facilities were included in the Summary Financial Statements. Prior years’ revenue and expenses have been restated on this basis.

      The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Operating Fund (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Fund and the Debt Retirement Fund, on a combined basis. The Legislative Assembly’s budgeting process is based on the Operating Fund, and compliance with the Province’s balanced budget legislation is measured by reference to the Operating Fund.
      The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific account policies:

a)	Government of Canada Receipts — Generally, entitlements from the Government of Canada for transfer payments, the transfer having been authorized and any eligibility criteria met, as well as for the Province’s share of individual and corporation income tax pursuant to the Federal-Provincial Tax Collection Agreements, are recorded on a cash basis for cash receipts received up to March 31 plus an accrual of prior period adjustments determined before June 15 each year.

b)	Other Revenue — all other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable. Recoveries of the debt servicing costs on self-supporting debt of government business enterprises are recorded as a reduction of debt servicing expense.

c)	Expenses — all expenses incurred for goods and services received are recorded on an accrual basis. Exceptions to this policy involve the acquisition of inventories acquired for the government’s use that are reflected as expenses when incurred.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations. Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met.
      The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.
      The Summary Financial Statements have been prepared in accordance with GAAP for senior Governments as recommended by the CICA except that they do not reflect the financial position for public school divisions. The financial operations of these divisions are reflected only to the extent that their operations were financed from or contributed to the Summary Financial Statements. Changes to the GAAP definition of the Government Reporting Entity (“GRE”) required that the school divisions, and other organizations that were previously not included, become part of the GRE effective April 1, 2005. While the other organizations have been included in the financial statements, the school divisions will not be included until the March 31, 2008 fiscal year. The accounting system currently adopted by the school divisions does not provide sufficient information to allow for the consolidation of the school divisions into the Summary Financial Statements in accordance with GAAP. Changes to the school divisions accounting systems are presently underway and the impact of those changes will be reflected in the financial reporting for the year ended March 31, 2008.
      The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

STATEMENT OF REVENUE AND EXPENSE
OF THE GOVERNMENT REPORTING ENTITY (1)

	Year Ended March 31,

	2002	2003	2004	2005	2006

	(In millions of dollars)
Revenue
Manitoba Collections:
Retail sales tax	$966	$1,007	$1,064	$1,125	$1,198
Fuel taxes	223	231	233	235	236
Levy for health and education	244	257	268	287	303
Mining Tax	9	18	22	41	39
Other taxes	401	461	480	531	509
Fees and other revenue	1,668	1,669	1,710	1,842	2,057
Income taxes:
Corporation income tax	306	160	289	402	373
Individual income tax	1,659	1,636	1,720	1,842	1,949
Net income from Government business enterprises	524	476	(11)	679	958
Federal transfers:
Equalization	1,399	1,338	1,414	1,699	1,601
Canada Health and Social Transfer	685	756	917	1,006	1,108
Medical Equipment Fund	3	16	21	30	—
Health Reform Fund	—	—	37	55	—
Bill C-48	—	—	—	—	49
Primary Health Care Transition Fund	—	1	7	9	—
Shared cost and other	263	294	320	357	345

Total Revenue	8,350	8,320	8,491	10,140	10,725

Expenses
Health	2,837	3,058	3,408	3,560	3,849
Education	1,998	2,059	2,168	2,309	2,366
Family Services and Housing	893	930	961	1,020	1,075
Community, Economic and Resource Development	908	960	979	1,169	1,448
Justice and Other Government	685	724	755	755	822
Debt Servicing	1,039	824	799	765	790

Total Expenses	8,360	8,555	9,070	9,578	10,350

Net Revenue (Expenses) Before Extraordinary Item	(10)	(235)	(579)	562	375
Adjustment to estimate for Federal accounting error	—	51	—	—	—

Summary Net Income (Loss)	$(10)	$(184)	$(579)	$562	$375

(1)	Earlier years are restated to conform with the 2006 presentation.

Budget
      The Provincial Government prepares a budget for each fiscal year, which estimates revenue and expenses for the Operating Fund. The Fiscal Stabilization Fund serves to cushion fluctuations in provincial revenue and provide a more stable basis for fiscal decisions. The Fund is also available for special initiatives. The Fiscal Stabilization Fund earns interest. Transfers to and from the Fiscal Stabilization Fund are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2006, the Fiscal Stabilization Fund had $532 million in liquid assets.
      In 2004, the Government of Manitoba announced its plan to implement Summary Budgeting and Reporting on a full generally accepted accounting principles (GAAP) basis for the fiscal year ending March 31, 2008. The consulting firm of Deloitte & Touche was hired to work with a steering committee to advise on how to manage this transition. This summary budgeting and reporting will encompass the core operations and activities of government, the results of Crown enterprises like Manitoba Hydro and Manitoba Public Insurance, and other entities including health care institutions, universities, school boards and community colleges.
      The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the “Balanced Budget Act”) requires the total expenses of the Operating Fund (both current and amortization of capital assets) (including transfers to the Debt Retirement Fund) to be no greater than revenue (including transfers from the Fiscal Stabilization Fund). Debt repayments in the Debt Retirement Fund also include payments toward the pension liability of the government. The exceptions in the determination of a positive or negative balance for the Balanced Budget Act include war, disaster or a single year decline in revenue of 5.0% or more which is not the result of change in Manitoba taxation laws. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.
      If a deficit not allowed under the Balanced Budget Act is incurred, the salaries of all members of the Executive Council will be reduced, and the shortfall is required to be made up in the subsequent year. These provisions do not apply in the fiscal year during which an election results in a change in the party forming the Government. The Balanced Budget Act requires minimum, annual payments to the Debt Retirement Fund, which currently are at a level of $110 million per year, for the purpose of retiring the net general-purpose debt and pension liability of the Province. The Balanced Budget Act limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes may be increased. In the fiscal year ended March 31, 2006, these four taxes accounted for 71% of own source revenue and 46% of total revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in federal and provincial taxes.

BALANCED BUDGET ACT COMPLIANCE AND BUDGETED FINANCING REQUIREMENT

	Year Ending March 31,				Budget
					Estimate
	2003	2004	2005	2006	2007

	(In millions of dollars)
Total Revenue before Transfer from Fiscal Stabilization Fund and Extraordinary Item	$6,970	$7,306	$8,223	$8,425	$8,651

Extraordinary Item — Adjustment to estimate for Federal accounting error	51	—	—	—	—

Total Revenue before Transfer from Fiscal Stabilization Fund	7,021	7,306	8,223	8,425	8,651
Total Expenses Before Transfer to Debt Retirement Fund	6,943	7,440	7,718	8,284	8,622

Operating Fund Surplus (Deficit) Before Transfers	78	(133)	505	141	29
Transfer from Fiscal Stabilization Fund	23	171	—	—	84
Transfer to Debt Retirement Fund	(96)	(96)	(99)	(110)	(110)

Operating Fund Surplus (Deficit)	5	(59)	406	31	3
Adjustment for Balanced Budget Legislation purposes:
Disaster Expenditures (1)	—	71	—	—	—

Budgetary Surplus for Balanced Budget Legislation purposes	$5	$13	$406	$31	$3

Financing Requirements
Refinancing
For General Government Programs					$1,482
For Manitoba Hydro					657
For Other Self-Sustaining Programs					40
New Cash Requirements
For General Government Capital Investments					153
For Manitoba Hydro					280
For Other Self-Sustaining Programs					149

Total Provincial Financing Requirement (2)					$2,761

     (1) Under The Balanced Budget Act, the Government is not required to include in the determination of the annual operating balance, an expenditure required in the fiscal year as a result of a natural or other disaster in Manitoba that could not have been anticipated and affects the Province or a region of the Province in a manner that is of urgent public concern. In 2004 expenditures totaling $71 million that relate primarily to exceptional costs incurred from forest fire suppression activities and BSE are considered to qualify for exemption under this provision.
     (2) The original Provincial Financing Requirement of $2.761 billion identified in the Budget has been reduced to $2.1 billion as a result of lower capital requirements for Manitoba Hydro and market conditions resulting in lower than anticipated debt issues called prior to maturity.
     In the fiscal year 2006, total Operating Fund Revenue was $8,425.6 million or $249.0 million higher than the budget estimate of $8,176.6 million, due to higher than budgeted revenue from the Government of Canada of $118.0 million, in addition to increases in own source taxation revenue of $69.0 million due to higher than budgeted revenue in Individual and Corporation Income Tax.
      Total Operating Fund expenses before transfers to the Debt Retirement Fund for the year ended March 31, 2006 were $8,284.0 million, up $220.1 million from the budget estimate of $8,063.9 million, reflecting increases in the department of Agriculture, Food and Rural Initiatives of $91.0 million; increased health care expenses of $53.0 million; and higher than budgeted expenses for forest fire suppression and other unbudgeted emergencies such as spring flooding of $42.0 million.
      After a transfer to the Debt Retirement Fund of $110.0 million, the Budgetary Surplus for Balanced Budget Legislation purposes was $31.0 million, $28.0 million higher than budgeted.
      The budget for the fiscal year ending March 31, 2007 was presented to the Legislature on March 6, 2006.
      The following discussion of Operating Fund Revenue and Operating Fund Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly and for purposes of the Balanced Budget Act, which may differ from corresponding amounts reflected in the Summary Financial Statements.
Operating Fund Revenue
      Provincial Source Revenues. Of its Total Revenue Before Transfer from Fiscal Stabilization Fund budgeted for the fiscal year ending March 31, 2007 of $8,651.0 million, the Province expects to derive $5,651.2 million or about 65.3% from provincial sources. In the fiscal year ending March 31, 2006, Total Revenue before Transfer from Fiscal Stabilization Fund was $8,425.6 million, of which $5,517.0 million, or about 65.5%, was derived from provincial sources.
      Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the provinces. The Federal Government has authority to apply both direct and indirect taxes while provinces generally may apply direct taxes only. However, provinces may apply limited indirect taxation in the resource field. Local governments derive their taxing powers from the provinces.
      The personal income tax field is shared by the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits which are generally recorded as expenses. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2007 is budgeted at $2,004.2 million, up from $1,948.9 million received in the previous fiscal year.
      The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (currently with active business income of less than $400,000) is 4.5% with a planned reduction to 3.0% on January 1, 2007. The rate for large businesses was reduced from 15.0% of taxable income to 14.5% on January 1, 2006, with a further reduction to 14.0% on January 1, 2007. Corporation income tax revenue for the fiscal year ending March 31, 2007 is budgeted at $396.1 million, compared to $373.6 million received in the previous fiscal year.
      The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property, with major exemptions in respect of food for home consumption, children’s clothing under $150, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2007 is budgeted at $1,244.1 million, up from $1,197.5 million received in the previous fiscal year.
      The Province levies a tax of 11.5¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2007, the revenues from gasoline and motive fuel taxes are budgeted at $235.8 million, down from $236.0 million received in the previous fiscal year. There is also a tobacco tax of 17.5¢ per cigarette and 16.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2007 is budgeted at $195.0 million, up from $191.6 million received in the previous fiscal year.
      A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1 million are exempt and those with payrolls between $1 million and $2 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2007, the levy is budgeted to yield $312.1 million, up from $303.1 million received in the previous fiscal year.
      Federal Government Transfers. Transfer payments from the Federal Government are budgeted to provide $2,999.8 million, or approximately 34.7% of the Province’s Total Revenue before Transfer from Fiscal Stabilization Fund budgeted in the fiscal year ending March 31, 2007. This compares to $2,913.8 million obtained in the previous fiscal year. Unconditional transfers, primarily receipts under a Federally funded provincial revenue equalization formula and cash payments under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”), account for $2,824.7 million, or approximately 32.6% of total budgetary revenue. Conditional transfers, consisting mainly of federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of Federal Government transfers. Unconditional transfers in the fiscal year ending March 31, 2006 were $2,658.9 million.
      The largest and most important of these Federal-provincial financing arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act,(the “Federal Act”). The Federal Act establishes the concept of tax revenue equalization on a per capita basis to a value established by a formula incorporating a representative average tax system of the provinces. The Province budgeted unconditional revenue of $1,690.3 million from Federal equalization payments in the fiscal year ending March 31, 2007, up from $1,601.0 million received in the previous fiscal year.
      During the First Ministers’ Meeting of September 13-15, 2004, the Federal Government announced changes to the Equalization Program. These changes included establishing the total entitlement to the Equalization receiving provinces at $10.9 billion for the 2005/06 entitlement year, and increasing the entitlement by 3.5% per annum in each subsequent entitlement year.
      The Federal Government has announced intentions to adopt a new funding formula for the allocation of Equalization among the provinces to be introduced in the 2007/08 entitlement year. The Federal Government convened a panel of experts to provide advice on the future allocation of equalization payments among the provinces. The panel reported to the Federal Government in May 2006. If accepted, the expert panel’s recommendations would result in a slight increase in Manitoba’s entitlement relative to the existing program.
      The CHT and CST arrangements provide Federal assistance to the Province in respect of its health care, post-secondary education, early learning and childcare and social service programs through transfers of taxing authority and cash payments. The amount of Federal assistance is not determined in relation to actual program costs, but rather is calculated on the basis of per capita entitlements. The total cash component of these arrangements is budgeted at $1,158.0 million for Manitoba for the fiscal year ending March 31, 2007 compared to $1,083.3 million received in the previous fiscal year. In addition $19.8 million for other health funds is budgeted in fiscal year 2006/07.
      On September 16, 2004, the Federal, Provincial and Territorial governments reached an agreement to provide additional Federal assistance in respect of Provincial and Territorial health care programs. Under this agreement the Federal Government committed increased funding to Provincial and Territorial governments of $2.1 billion in the fiscal year ending March 31, 2005, $3.1 billion in the fiscal year ending March 31, 2006 and $3.4 billion in the fiscal year ending March 31, 2007. Manitoba’s share of the increase in Federal funding will be in proportion to its share of the national population, which in 2006 was approximately 3.6%.
      The new agreement also provides an escalator clause for the CHT. The new national CHT payment to Provincial and Territorial governments, $19.0 billion for the fiscal year ending March 31, 2006, will be escalated by 6.0% per annum beginning in the fiscal year ending March 31, 2007.
      As part of this agreement, Provincial and Territorial governments have committed to an action plan to improve access to health care, including reduced waiting times for procedures, improved home care coverage, cooperation on a national pharmaceutical strategy and a pan-Canadian public health strategy.
      The Federal Act includes a stabilization formula, which provides for federal grants and interest-free loans if revenue from a province’s own sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.
      In January 2002, the Federal Government discovered a long-standing error with respect to personal income tax remittances to provinces for taxes collected by the Federal Government on behalf of the provinces. Several provinces, including Manitoba, received overpayments. Transfer payments of most provinces were also impacted by this error. The Federal Government has recovered from Manitoba a total of $168 million related to the 2000 tax year remittances and has recovered a further $61 million for the 2001 tax year. In September 2002, the Federal Government announced a settlement with the provinces affected by this error and an amendment to equalization regulations which resulted in Manitoba receiving an additional $138 million for 2001/02. In accordance with the settlement, Manitoba will reimburse the Federal Government $91 million, to be paid in ten equal annual installments beginning in 2004/05. Also, as part of the settlement, Manitoba received a $140 million transitional payment in 2002/03. This payment offset a similar amount which had been budgeted as equalization revenue in the Budget Estimate 2003 and which was not received.
Operating Fund Expenses
      Health and Community Services. For the fiscal year ending March 31, 2007, expenditure on Health and Community Services is budgeted at $4,668.3 million, an increase of 4.8% over the prior year. This is the largest single expense category and represents 53.5% of the Province’s total budgeted Expenses and Transfer to Debt Retirement Fund. Health and Community Services includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions. The Province has budgeted the gross cost of services under the Plan at $3,606.9 million for the fiscal year ending March 31, 2007, an increase of 4.9% over the prior year’s budget.
      Also included in this category is $1,034.5 million budgeted for the Province’s social security program which provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services.
      Education. Education expenditure for the fiscal year ending March 31, 2007 is budgeted at $1,654.8 million, an increase of 6.6% over the prior year, and represents 19.0% of Manitoba’s total budgeted Expenses and Transfer to Debt Retirement Fund. The major portion of this expense, amounting to $1,014.0 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.
      This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $596.4 million for the fiscal year ending March 31, 2007.
      Economic and Resource Development. Expenditure on economic and resource development is budgeted at $944.5 million for the fiscal year ending March 31, 2007, an increase of 6.2% from the prior year. This represents 10.8% of Manitoba’s total budgeted Expenses and Transfer to the Debt Retirement Fund. The largest item in this category is Transportation and Government Services, amounting to $408.4 million.
      Consumer Services, Public Protection and Other Government Services. Expenditure for Consumer Services, Public Protection and Other Government Services is budgeted at $648.3 million, a decrease of 3.2% over the prior year.
      Other. The Province also provides property and cost-of-living tax credits to residents of Manitoba, budgeted at $237.0 million for the fiscal year ending March 31, 2007.
      Expenditure for Provincial assistance to local governments is budgeted at $251.4 million for the fiscal year ending March 31, 2007 and includes $111.9 million for grants to the City of Winnipeg and $14.5 million for grants in lieu of taxes to municipalities.

      The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and Government Business Enterprises, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $282.0 million, an increase of 8.6% over the prior year, primarily due to higher interest rates. For the fiscal year ending March 31, 2007, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,252.1 million, which is reduced by $189.9 million of interest income, $688.4 million of borrowings on which interest is recovered from Crown organizations and other government entities and $91.8 million in interest recovery on departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES
      The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Business Enterprises (“Crown organizations”) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. However, Manitoba Hydro was authorized to distribute retained earnings to the Province for the fiscal year ended 2003. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.
      A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2006, was $335.5 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $7,761.0 million at such date.
      The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2002 through 2006 and the allowance for losses on realization of assets as at March 31, 2006:
LOANS AND ADVANCES TO
CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,

						2006
						Valuation
	2002	2003	2004	2005	2006	Allowance

	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$7,221,434	$6,374,894	$6,492,818	$6,547,535	$6,624,445	$—
The Manitoba Housing and Renewal Corporation (3)	351,968	345,052	336,739	328,654	323,883	243,890
The Manitoba Agricultural Services Corporation	326,423	311,627	373,388	364,477	342,820	41,207
The Manitoba Lotteries Corporation	170,000	173,700	173,076	246,095	237,105	—
Manitoba Development Corporation	104,378	107,184	122,407	118,788	90,796	45,749
Other	90,022	77,666	64,487	138,434	141,938	4,673

Total	$8,264,225	$7,390,123	$7,562,915	$7,743,983	$7,760,987	$335,519

     (1) Crown organizations and Government Business Enterprises also have debt not guaranteed by the Province which consists of $171.0 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $11.2 million held by various First Nation Bands and $2.9 million of assumed mortgages on existing property.
     (2) Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
     (3) It is the policy of the Government to create or change valuation allowances to reflect the estimated realizable value of loans made to crown agencies, boards and commissions. This assessment is based on a review of the organization’s most recent financial statements and any accumulated deficit adjusted by prospective recoveries from future operations. Because it was determined that Manitoba Housing and Renewal Corporation (“MHRC”), in prior years, had not been amortizing its tangible capital assets in accordance with GAAP, MHRC’s accumulated deficit, for the year ended March 31, 2003, was understated and had to be increased to reflect additional accumulated amortization. As a result, there was an increase made to the MHRC valuation allowance of $229 million, an increase in accumulated deficit of $230 million and a decrease in expenses of $1 million.
     The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.
      The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs.
      At March 31, 2006, the Corporation had total assets of $363.1 million represented by $73.0 million of projects completed or under construction, owned land held for development and/or sale having a book value of $14.9 million, loans and mortgages receivable of $156.0 million and other assets of $117.5 million.
      The Manitoba Agricultural Services Corporation, On September 1, 2005, the Manitoba Agricultural Services Corporation (“MASC”) was created through the merger of the Manitoba Crop Insurance Corporation and the Manitoba Agricultural Credit Corporation. MASC provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers.
      At March 31, 2006, MASC had total assets of $475.8 million, of which $314.6 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2006, MASC’s operating deficit was $130.6 million, after Provincial operating grants of $47.3 million. The operating deficit resulted from losses due to drought and crop insurance claims and were offset by existing reserves. As at March 31, 2006, the accumulated surplus of MASC was $87.7 million.

PUBLIC DEBT
Borrowing Record
      The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.
Direct Funded Borrowings of the Province
      The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency as at March 31 for the years 2002 through 2006.
DIRECT FUNDED BORROWINGS OF THE PROVINCE (1)

	As at March 31,

	2002	2003	2004	2005	2006 (2)

	(In thousands of dollars)
Direct Funded Borrowings Payable in:
Canadian Dollars (3)	$11,807,490	$11,812,749	$13,120,739	$14,162,084	$14,449,925
Issues hedged to Canadian Dollars	3,221,628	3,348,799	3,210,936	2,946,914	2,834,264
U.S. Dollars	3,734,567	3,305,925	2,227,850	2,056,320	2,221,050
Issues hedged to U.S. Dollars	1,555,051	939,179	957,913	884,160	617,340

Total Direct Funded Borrowings	20,318,736	19,406,652	19,517,438	20,049,478	20,122,579
Less: Sinking Funds	(6,485,514)	(5,805,288)	(4,730,421)	(4,553,259)	(4,500,996)

Net Direct Funded Borrowings	$13,833,222	$13,601,364	$14,787,017	$15,496,219	$15,621,583

Raised for the purpose of:
General Government Programs (4)	$6,643,283	$6,641,425	$6,859,058	$6,952,033	$7,041,338
The Manitoba Hydro-Electric Board	5,701,237	5,398,925	5,764,322	5,968,455	6,038,950
Other Self-Sustaining Borrowings	1,488,702	1,561,014	1,685,995	2,079,217	2,038,959
Loans Payable to Government Business Enterprises and Other (5)	—	—	477,642	496,514	502,336

Net Direct Funded Borrowings	$13,833,222	$13,601,364	$14,787,017	$15,496,219	$15,621,583

     (1) Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.
     (2) For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2006, the Province issued funded borrowings of $776.4 million in Canadian dollars, which was issued to finance maturing issues and for self-sustaining programs.
     (3) Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2005 and 2006, the amounts of such debentures were $883 million and $757 million, respectively.

     (4) Borrowings for general government programs, including capital assets, consist of the total direct funded borrowings of the Province less borrowings issued for self-sustaining purposes.
     (5) In Fiscal Year 2004, the Province, in accordance with GAAP, changed its accounting treatment for certain amounts owed to the Federal Government and for debentures issued by certain school boards and hospitals, the debt service of which is paid with grants from the Government.
     Amounts owed to the Federal Government over time, which were previously treated as accounts payable are now accounted for as loans payable.
     With respect to debentures issued by school boards and hospitals, previously the Province recognized expense over the life of the debentures as grants for debt service were made. Now the obligation to fund debt service is expensed in full at the time the debenture is issued. The debentures are held by the Provincial Sinking Fund and Manitoba Public Insurance (“MPI”), a provincial crown corporation. Debentures held by MPI are recorded as “Loans Payable to Government Business Enterprises”.
     The Government also recognized a loan payable in respect of the pension liability of the Manitoba Liquor Control Commission.
     The Province has not restated the financial statements of previous years. The effect of this change for prior years was reflected in the accumulated deficit and in the increase in loans payable recorded by the Province.

Guaranteed Borrowings of the Province
      The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2002 through 2006.
GUARANTEED BORROWINGS OF THE PROVINCE

	As at March 31,

	2002	2003	2004	2005	2006 (1)

	(In thousands of dollars)
Guaranteed Borrowings Payable in:
Canadian Dollars	$595,190	$979,202	$910,083	$660,075	$490,512
U.S. Dollars (2)	—	—	12,450	—	—

Total Guaranteed Borrowings	595,190	979,202	922,533	660,075	490,512
Less: Sinking Funds	25,447	26,292	30,217	7,890	—

Net Guaranteed Borrowings (3)	$569,743	$952,910	$892,316	$652,185	$490,512

Issued by:
The Manitoba Hydro-Electric Board	$562,014	$944,831	$884,281	$646,560	$485,339
Other	7,729	8,079	8,035	5,625	5,173

Net Guaranteed Borrowings (3)	$569,743	$952,910	$892,316	$652,185	$490,512

     (1) Subsequent to March 31, 2006, Manitoba Hydro raised $115.7 million through the issue of Manitoba Hydro Savings Bonds.
     (2) Debentures payable in U.S. dollars are stated at the Canadian dollar equivalent using the exchange rate in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates.
     (3) The table does not include contingent obligations in the amount of $13.6 million as at March 31, 2006, comprised of $0.4 million of mortgages, and $13.2 million of bank lines of credit.
     For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule
      The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2006:
MATURITY SCHEDULE
DIRECT AND GUARANTEED BORROWINGS (1)

				Estimated
	Canadian	U.S.	Gross	Sinking Funds	Net
Years Ending March 31,	Dollars (2)	Dollars (2)(3)	Maturities	Withdrawal	Maturities

	(In millions of dollars)
Short-Term Borrowings (4)	$325	$—	$325	$—	$325
2007 (4)	1,584	584	2,168	265	1,903
2008	1,860	—	1,860	267	1,593
2009	2,046	288	2,334	407	1,927
2010	853	463	1,316	443	873
2011	1,019	292	1,311	174	1,137

	7,687	1,627	9,314	1,556	7,758
2012-2016	3,566	396	3,962	1,150	2,812
2017-2026	3,449	815	4,264	1,500	2,764
2027-2045	2,343	—	2,343	230	2,113
2007-2026 Government Business Enterprises	375	—	375	—	375
2007-2026 Health Care Facilities	237	—	237	65	172
2007-2015 Government of Canada	118	—	118	—	118

	$17,775	$2,838	$20,613	$4,501	$16,112

     (1) The table does not include contingent obligations in the amount of $13.6 million as at March 31, 2006, comprised of $0.4 million of mortgages, and $13.2 million of bank lines of credit.
     (2) Borrowings payable in Canadian dollars and U.S. dollars includes borrowings swapped from other currencies.
     (3) Borrowings payable in U.S. dollars (U.S. $2.43 billion) is stated at the Canadian dollar equivalent at March 31, 2006.
     (4) Short Term Borrowing represents 90-day Treasury bills. Short Term Borrowing together with the 2007 maturities represents the total direct and guaranteed borrowings with a residual maturity of less than one year.
Sinking Funds
      The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2006, was $27.8 million. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by Canadian provinces.
      Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of and Provincial advances to Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.
Unfunded Debt
      The unfunded Debt of the Province as at March 31, 2006 amounted to $1,574 million, including $434 million of accounts payable, $227 million of accrued interest and $913 million of other accrued charges. This unfunded Debt was offset by current assets of the Province in the amount of $1,341.3 million, represented by $407 million of March 2006 tax revenue receivables, $202.5 million of other receivables, $28.4 million of interest receivable and $173.3 million of accounts receivable from the Federal and other governments and $604.7 million in cash and equivalents, less a valuation allowance of $74.8 million.
Consolidated Funded Borrowings of the Manitoba Public Sector
      The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector at March 31 for each of the years 2002 through 2006.
CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,

	2002	2003	2004	2005	2006

	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$10,147	$10,373	$10,055	$10,181	$10,285
Less Sinking Funds	(3,496)	(3,723)	(3,188)	(3,223)	(3,238)

Net General Government Programs	6,651	6,650	6,867	6,958	7,047

The Manitoba Hydro-Electric Board	7,845	7,382	7,422	7,215	7,121
Less Sinking Funds	(1,547)	(1,004)	(761)	(587)	(586)

Net Manitoba Hydro-Electric Board	6,298	6,378	6,661	6,628	6,535

Other Crown Organizations, Public Sector Entities and Loans Payable	5,062	4,502	4,196	4,293	4,078
Less Sinking Funds	(1,976)	(1,578)	(1,179)	(1,016)	(883)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,086	2,924	3,017	3,277	3,195

Net Public Sector Borrowings	$16,035	$15,952	$16,545	$16,863	$16,777

Consisting of:
Direct Borrowings of the Province (1)	$19,920	$18,959	$18,539	$18,695	$18,714
Guaranteed Borrowings of the Province (1)	595	979	923	660	490
Non-Guaranteed Borrowings of Crown Organizations, Other Public Sector Entities and Loans Payable	2,539	2,319	2,211	2,334	2,280

Total Public Sector Borrowings	23,054	22,257	21,673	21,689	21,484
Less: Accumulated Sinking Funds	(7,019)	(6,305)	(5,128)	(4,826)	(4,707)

Net Public Sector Borrowings	$16,035	$15,952	$16,545	$16,863	$16,777

     (1) U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information
      The following table sets forth certain information as to the funded borrowings of the Province as well as borrowings issued for general government programs, including capital assets (all net of accumulated sinking funds) as at March 31 for the years 2002 through 2006, including per capita data based upon population at July 1 of the preceding calendar year:
PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,

	2002	2003	2004	2005	2006

Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$16,035	$15,952	$16,545	$16,863	$16,777
Per Capita	13,931	13,799	14,238	14,401	14,290
As a Percent of Personal Income	54.8%	53.3%	53.8%	52.7%	50.8%
As a Percent of Gross Domestic Product	45.6	43.5	43.8	42.0	39.8
Total Net Direct Funded Borrowings of the Province (in millions)	$13,833	$13,601	$14,787	$15,496	$15,622
Per Capita	12,018	11,766	12,725	13,233	13,307
As a Percent of Personal Income	47.3%	45.3%	48.1%	48.4%	47.3%
As a Percent of Gross Domestic Product	39.4	37.1	39.1	38.6	37.1
Net Borrowings Issued for General Government Programs (in millions)	$6,651	$6,650	$6,867	$6,958	$7,047
Per Capita	5,778	5,753	5,910	5,942	6,003
As a Percent of Personal Income	22.7%	22.2%	22.3%	21.7%	21.4%
As a Percent of Gross Domestic Product	18.9	18.1	18.2	17.3	16.7
Net Cost of Servicing General Government Program Borrowings as a Percent of Provincial Revenue	5.3%	4.1%	3.7%	2.5%	2.7%
Summary Net Debt
      A measure of the Province’s financial position is its ability to apply financial resources and future revenues to finance its activities and meet its liabilities and contractual obligations. GAAP recommends that net debt is the measure to be used in determining whether a government’s position has improved or deteriorated. The following table summarizes the net debt position of the Province as at March 31 for the years 2002 through 2006:

	As of March 31,

	2002	2003	2004	2005	2006

	(In millions of dollars)
Total Financial Assets (1)	$4,221	$4,044	$3,745	$4,758	$5,310

Liabilities:
Net Borrowings (2)	8,665	8,789	9,116	9,362	9,465
Accounts Payable and Other	2,328	2,180	2,187	2,305	2,397
Pension Liability	3,237	3,430	3,571	3,761	3,967

Total Liabilities	14,230	14,399	14,874	15,428	15,839

Summary Net Debt	$10,009	$10,355	$11,129	$10,670	$10,519

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	28.5%	28.2%	29.4%	26.6%	25.0%

     (1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.
     (2) Borrowings less sinking funds. Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Commission. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

Pension Liability
      The Government is required by legislation to pay 50% of the pension disbursements made to retired Provincial employees (with the exception of the share payable by Government agencies for their employees) and to retired contributors to the Teachers’ Retirement Allowances Fund (TRAF). Such payments are charged to departmental appropriations as incurred. Prior to March 31, 2001, no provision was made to fund current or past service obligations of the Government to the Civil Service Superannuation Fund (CSSF) or to the TRAF. The reserves held in these Funds represent only the employees’ obligation towards the total pension liability, except as described in the following paragraph.
      Certain amendments to the Civil Service Superannuation Act were made in 1992, which required that the CSSF establish and fund a separate account in an amount sufficient to cover the Province’s actuarial costs of the 1992 amendments to the Act. The CSSF account maintained on behalf of the Province at March 31, 2006 was $44 million ($38 million in 2005).
      An actuarial valuation and report of the Government’s liability to the CSSF was completed as at December 31, 2004. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Government’s actuarial liability to the CSSF has been calculated on an indexed basis at $1,717 million as at March 31, 2006 ($1,625 million in 2005).
      An actuarial report for TRAF was completed as of January 1, 2004 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $2,189 million at March 31, 2006 ($2,078 million in 2005).
      The Pension Plan for Members of the Legislative Assembly (MLAs) provides MLAs elected prior to April 25, 1995 defined pension benefits based on years of service. For those elected after April 25, 1995, the Act provides for defined contribution benefits as well as defined pension benefits for service prior to April 25, 1995. An actuarial valuation was completed as of March 2003 and provides a formula to update the liability on an annual basis. The Government’s liability is calculated to be $32 million at March 31, 2006 ($33 million in 2005).
      An actuarial report was completed for the Judge’s Supplemental Plan as at March 31, 2003 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $26 million at March 31, 2006 ($23 million in 2005).
      Currently, the Province allocates a portion of its annual payments to the Debt Retirement Fund to fund its unfunded pension liability and sets aside funding for the pension costs of all new employees. These amounts have been transferred to the Pension Asset Fund which was established to provide for the future retirement of the government’s pension liability. The Pension Asset Fund is invested with CSSF and TRAF proportionally with the amounts set aside for the two pension plans. These investments earn the respective Fund’s annual rate of return and reflect both the realized gains (losses) on the sale of investments and unrealized market gain (loss) for the year of the respective Fund.

      The following table summarizes the estimated actuarial pension liability for the Government and Crown organizations excluding Government Business Enterprises such as Manitoba Hydro and the balance of the pension assets fund:

	As at March 31,

	2005	2006

	(In millions of
	dollars)
Civil Service Superannuation Fund	$1,625	$1,717
Members of Legislative Assembly	33	32
Teachers’ Retirement Allowances Fund	2,078	2,189
Judge’s Supplemental Pension Plan and Other Plans	25	28

Pension Liability (1)	$3,761	$3,967

Pension Asset Fund	$(382)	$(537)

Net Pension Liability	$3,379	$3,430

     (1) Includes unamortized actuarial gains and losses
     Manitoba Hydro employees are eligible for pensions under the Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. Based on an actuarial formula, Manitoba Hydro and its subsidiaries have a liability for pension obligations at March 31, 2006 of approximately $679 million ($639 million in 2005), and pension assets of $787 million as at March 31, 2006 ($674 million in 2005). These amounts are not included in the above totals.
THE MANITOBA HYDRO-ELECTRIC BOARD
      The Manitoba Hydro-Electric Board (“Manitoba Hydro”) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.
      In 1997, amendments were made to the Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.
      In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (“Centra Gas”), the primary gas distribution utility in Manitoba.
      In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. Winnipeg Hydro operated two hydraulic generating stations which add 144 megawatts to system capacity. As part of the terms of the purchase, Manitoba Hydro was obligated to commence construction of a complex in downtown Winnipeg within five years of the date of purchase. A full city block in downtown Winnipeg has been acquired for a 690,000 square foot office complex; construction has begun on an energy-efficient building design and late 2007 is the estimated completion date.
      As a result of the Winnipeg Hydro acquisition, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.
      Manitoba Hydro currently provides electricity to approximately 510,000 customers and natural gas service to approximately 258,000 customers within the province. In addition, it exports electricity to approximately 40 electric utilities in the United States, Ontario and Saskatchewan.

      At March 31, 2006, Manitoba Hydro’s total generating capability was 5,478 megawatts. Of this generating capability, hydro-electric stations represented 91.3%, thermal-electric stations 8.5% (6.7% natural gas and 1.8% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.
      For the fiscal year ended March 31, 2006, 96.0% of the Manitoba integrated system energy supply of 38.8 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 1.0%, by imports was 2.7% and by wind purchase 0.3%.
Operations
      Net income from consolidated operations for the fiscal year ended March 31, 2006 was $415 million, compared to net income of $136 million in the previous fiscal year. The increase was attributable to above-average hydraulic generation stemming from exceptional water conditions in the Province compared to the prior year. Electricity sales to extraprovincial customers reached a record $881 million during the year.
Electricity
      As at March 31, 2006, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 5,001 megawatts, including five stations with a total capability of 3,928 megawatts located on the Nelson River. Manitoba Hydro also operated two thermal-electric generating stations having a total installed capability of 468 megawatts and four isolated diesel sites having an installed capacity of 9 megawatts.
      As at March 31, 2006, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 11,823 circuit kilometers, representing a total investment of $745 million.
      For purposes of exporting firm energy and for the interchange of power on a short-term basis to provide for economy of operations and system emergencies, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a transfer capability of 300,000 kilowatts. The interconnections with Saskatchewan have a total export transfer capability of 525,000 kilowatts and import transfer capability of 550,000 kilowatts. The interconnections with the United States have a total export transfer capability of 2,250,000 kilowatts and import transfer capability of 1,050,000 kilowatts.
      During the fiscal year ended March 31, 2006, Manitoba Hydro sold a total of 33.7 billion kilowatt-hours of electricity, representing an increase of 15.1% from the fiscal year ended March 31, 2005. Scheduled extraprovincial sales accounted for 13.8 billion kilowatt-hours, or 40.9% of total electricity sales for the fiscal year ended March 31, 2006. Scheduled imports accounted for 1.0 billion kilowatt-hours, a decrease of 18.5% from the fiscal year ended March 31, 2005. Wind purchases accounted for 0.1 billion kilowatt-hours.
Natural Gas
      Manitoba Hydro’s subsidiary, Centra Gas provides natural gas distribution and related energy services to approximately 258,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,741 kilometers) and distribution (6,972 kilometers) mains to meet the natural gas requirements of its customers.
      For the year ended March 31, 2006, Centra Gas had total gas deliveries of 69.9 billion cubic feet. These gas deliveries were comprised of 20.4 billion cubic feet to residential customers, 28.4 billion cubic feet to commercial and industrial customers and 21.1 billion cubic feet of transportation deliveries.

Rate Matters
      Manitoba Hydro’s rates for electricity sales within the province are set on a cost of service basis and are subject to review and approval by The Public Utilities Board of Manitoba (“PUB”). In order to address the financial impacts of the drought experienced during the 2003-04 fiscal year, the PUB approved a general rate increase of 5% effective August 1, 2004 and two conditional increases of 2.25% effective April 1, 2005 and October 1, 2005 across all customer classes. Manitoba Hydro withdrew the request for the second 2.25% rate increase scheduled for October 1, 2005 as improved water conditions significantly improved financial results for the 2005-06 fiscal year. Prior to these rate increases, residential rates had not increased since 1997 for residential and large industrial customer rates had not increased since 1992.
      Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs. In July 2005, the PUB approved general rate increases of 2.0% effective February 1, 2005 and 1.0% effective May 1, 2006 for gas customers.

STATISTICAL INFORMATION
      The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,

	2002	2003	2004	2005	2006

Electricity
Installed Generating Capability Including Winnipeg Hydro (in megawatts)	5,240	5,475	5,481	5,480	5,478
Manitoba Firm Peak Demand (in Megawatts)	3,760	3,916	3,959	4,146	4,054
Manitoba & Winnipeg Hydro System Electric Energy (in millions of kilowatt- hours)
Generated	32,643	29,178	19,349	31,554	37,632
Purchased	1,512	3,043	7,053	1,279	1,043
Wind Purchases	0	0	0	0	116

	34,155	32,221	26,402	32,833	38,791

Electric Energy Sales (1) (in millions of kilowatt-hours)
Manitoba	16,916	18,907	19,280	19,735	19,935
Extraprovincial	12,091	9,459	4,395	9,569	13,792

Total Electric Energy Sales	29,007	28,366	23,675	29,304	33,727

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$786,036	$875,841	$918,231	$938,756	$983,654
Extraprovincial	587,893	463,428	350,994	553,727	880,786

Total Revenue from Sale of Power	$1,373,929	$1,339,269	$1,269,225	$1,492,483	$1,864,440

Number of Customers (at end of period)	405,535	497,725	501,650	505,666	509,791
Average Revenue per kilowatt-hour
Manitoba	4.65¢	4.63¢	4.76¢	4.76¢	4.93¢
Extraprovincial	4.86	4.90	5.03	5.79	6.39
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	2.46¢	2.95¢	4.79¢	3.04¢	2.93¢
Natural Gas Gas Deliveries (in billions of cubic feet)
Residential	22.8	25.2	23.0	24.0	20.4
Commercial/ Industrial	31.7	34.6	31.5	32.4	28.4
Transportation	17.7	22.6	20.4	19.7	21.1

Total Gas Deliveries	72.2	82.4	74.9	76.1	69.9

Number of Customers (at end of period)	249,351	251,273	253,631	255,925	257,817
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$224,704	$247,413	$234,781	$244,178	$244,937
Commercial/ Industrial	248,045	260,832	251,994	257,995	266,634
Transportation	4,127	4,016	4,354	4,440	3,611
Other	2,471	2,587	2,517	2,228	2,199

Total Revenue from the Sale of Natural Gas	$479,347	$514,848	$493,646	$508,841	$517,381

     (1) Manitoba energy sales are based on the net energy transfer to Winnipeg Hydro to the September 3, 2002 acquisition date and exclude internal energy use. Extraprovincial energy sales and power purchased are based on scheduled energy deliveries and exclude energy supplied out of province for delivery out of province.

     For information with respect to the operating financial results, balance sheet and statement of changes in financial position of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI, VII.”
Construction Program
      The following table summarizes Manitoba Hydro’s capital expenditure for improvements and expansion of its facilities during the four-year period ended March 31, 2006, and the estimated capital expenditure to meet future demands for electricity and natural gas in the province during the five-year period ending March 31, 2011.
CAPITAL EXPENDITURE

	Year Ending March 31,

					Estimated

	2003	2004	2005	2006	2007	2008	2009-2011

Electricity
Generating Plant	$153,982	$110,644	$136,555	$171,454	$279,950	$337,084	$1,146,675
Major Transmission & Stations	116,447	128,500	142,395	116,705	83,366	101,102	281,219
Distribution & Other	192,366	213,523	185,398	175,578	281,240	303,242	631,771
Natural Gas
Distribution & Other	21,658	31,572	22,695	26,985	32,056	39,472	131,852

	$484,453	$484,239	$487,043	$490,723	$676,612	$780,900	$2,191,517

      Capital expenditures, excluding new generation and transmission expenditures, are estimated to total $1,994 million for the five-year period ending March 31, 2011. Manitoba Hydro expects internally generated funds to be $1,857 million or approximately 93% of these capital expenditures during this period. These amounts do not include any of the possible new hydraulic projects discussed below.
      During the fiscal year 2005-06, the last of 63 wind turbines were erected at the St. Leon Wind Farm. Manitoba Hydro has signed a 25-year Power Purchase Agreement with AirSource Power to purchase the entire output of the wind farm. The Corporation intends to make a formal request for proposals this winter calling for 300 megawatts of wind power by 2009, followed by calls for the development of an additional 600 megawatts of generating capacity by 2018.
      Manitoba Hydro has five generating stations with a total installed generating capability of 3,928 megawatts along the Nelson River. Manitoba Hydro estimates the total potential hydro-electric generating capacity of the overall Nelson River development to be in excess of 7,100 megawatts.
      Based on Manitoba electricity needs, and after including the resources provided by existing and new wind generation, conservation initiatives, and upgrading of existing facilities, it is projected that no new major hydraulic generation will be required to serve the Manitoba domestic market and committed export requirements until at least 2021. However, Manitoba Hydro is actively exploring the feasibility of building one or more new hydro-electric generating stations prior to 2021 in order to take advantage of export market opportunities. Agreements in principle that involve partnership arrangements and equity participation have been reached with First Nations in the vicinity of these projects. Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed a Project Development Agreement for the joint development of the Wuskwatim Generating Station. Through this agreement, NCN can acquire up to a 33% partnership interest in the station. Construction of the access road to the generating station site has begun which will allow for a 2012/13 in-service date for the project. The cost of completion for this project is estimated to be $1.4 billion.

      On November 15, 2006, the Government announced that the Conawapa dam will be built. The schedule for this project has not yet been announced. Costs for preliminary work on this project are included in the capital expenditures projections in the table on the preceding page.
      Manitoba Hydro is pursuing major export sale opportunities in Ontario and the U.S. Sufficiently large sales could require the development of additional hydraulic stations and interconnection facilities.
      As a result of Manitoba Hydro’s generation and transmission activities in the past, a number of communities have experienced adverse impacts. To provide fair compensation to these communities, Manitoba Hydro has been engaged in discussions to reach settlement agreements. As of March 31, 2006, Manitoba Hydro has committed nearly $600 million for remedial works, compensation and/or mitigation initiatives, negotiated settlement agreements with four of the five communities covered by the 1977 Northern Flood Agreement (“NFA”) and reached compensation/mitigation agreements with numerous communities outside the NFA.
      On December 16, 2002, a plan was announced between Manitoba, Manitoba Hydro and Pimicikamak Cree Nation representatives from the Cross Lake First Nation, the fifth NFA community, containing NFA implementation initiatives. To date, approximately $101 million of the funds committed for compensation and mitigation initiatives has been spent at Cross Lake. Manitoba Hydro and Manitoba continue to work with Cross Lake First Nation to develop and implement an action plan for fulfillment of obligations under the NFA. In addition, discussions are ongoing to reach concluding arrangements with the remaining communities not covered by the NFA.

MANITOBA INTEGRATED SYSTEM
EXISTING AND POTENTIAL GENERATING STATIONS
EXISTING GENERATING STATIONS

Generating Station	River	Winter Capability

		(in Megawatts)
Jenpeg	Nelson	132
Kelsey	Nelson	225
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	133
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	77
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		5,001
Brandon & Selkirk Thermal		468

Total Integrated System Capability		5,469

POTENTIAL HYDRAULIC SITES (1)

Conawapa	Nelson	1,250
Gillam Island	Nelson	820
Gull	Nelson	620
Whitemud	Nelson	310
Red Rock	Nelson	190
Wuskwatim (2)	Burntwood	200
Manasan	Burntwood	195
First Rapids	Burntwood	225
Notigi	Burntwood	100

		3,910

Total		9,379

     (1) Net capacity addition to the integrated system.
     (2) Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed an agreement for the joint development of the Wuskwatim Generating Station. Construction of the access road to the generating station site has begun.
Export Power Sales
      Manitoba Hydro has a contract with Northern States Power Company (“NSP”), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015. On November 3, 2006 Manitoba Hydro announced the signing of a ‘term sheet’ with NSP for the export of approximately $2.2 billion in hydro power over 10 years between 2015 and 2025. The new arrangement would provide for the export of 375 megawatts of power commencing in 2015, with the potential to increase to 500 megawatts after 2021. Prior to the contract being finalized, the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada, must approve the arrangement.
      Manitoba Hydro has signed 150 megawatt Seasonal Diversity Exchange Agreements with United Power Association and with NSP, which will continue until 2015 and 2019, respectively. A third Seasonal Diversity Exchange for 200 megawatts with NSP will continue until 2016. These

Seasonal Diversity Exchange Agreements provide that power may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.
      Other long-term export power sales include:

•	50 megawatt sale to Otter Tail Power 2000-2010

•	Sale to Minnesota Municipal Power Agency 2000-2012:

•	60 megawatts from 2000-2009

•	30 megawatts from 2010-2012

•	100 megawatt sale to Wisconsin Public Service 2002-2007

•	50 megawatt sale to Great River Energy 2002-2007

•	50 megawatt sale to Minnesota Power 2005-2009

•	50 megawatt sale to Minnesota Power 2009-2015
      Manitoba Hydro makes short-term and long-term power sales on an on-going basis to numerous utilities and marketers in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of and exposures to export sales customers in order to minimize credit risk.
      In September 2001, Manitoba Hydro announced it had reached a Coordination Agreement with the Midwest Independent Transmission System Operator, Inc. (“the Midwest ISO”) which allows Manitoba Hydro to participate in the Midwest ISO. The Midwest ISO began full operations in February 2002. The relationship with the Midwest ISO provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as an independent agent for its transmission-owning members, and, with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 122,000 megawatts of generation capacity over 111,000 miles of high voltage transmission lines in all or parts of 15 states and parts of Canada. Effective April 1, 2005, the Midwest ISO began operation of a new centrally operated electricity market referred to as MISO Day II. This new market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The new market offers a broader range of electricity products, thereby providing more sales opportunities to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE
      Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar, in which direct and guaranteed borrowings of the Province is denominated, expressed in Canadian dollars, are shown in the table below for the calendar year 2001 through 2005.

	Average Noon Spot Rates

Foreign Currency	2001	2002	2003	2004	2005

	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.5484	$1.5704	$1.4015	$1.3015	$1.2116

     (1) The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2001	2002	2003	2004	2005

High	$1.6050	$1.6132	$1.5747	$1.3968	$1.2734
Low	1.4901	1.5110	1.2924	1.1774	1.1427

Source: Bank of Canada.
     At March 31, 2006, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.1671.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS —
SUMMARY STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2006
(with comparative figures for 2005)

	2005	2006

	(millions)
FINANCIAL ASSETS
Cash and cash equivalents	$1,137	$1,088
Temporary investments	267	323
Amounts receivable	900	900
Inventories	36	40
Prepaid expense	19	22
Portfolio investments	545	608
Loans and advances	626	585
Equity in Government Business Enterprises	1,224	1,740
Other long-term investments	4	4

TOTAL ASSETS	4,758	5,310

LIABILITIES
Borrowings	18,390	18,559
Less: Sinking funds	(2,729)	(2,739)
Less: Borrowings incurred for and repayable by The Manitoba Hydro-Electric Board and Manitoba Lotteries Corporation	(6,215)	(6,276)

	9,446	9,544
Less: Unamortized foreign currency fluctuation	(84)	(79)

Net borrowings	9,362	9,465
Accounts payable, accrued charges, provisions and deferrals	2,305	2,397
Pension liability	3,761	3,967

TOTAL LIABILITIES	15,428	15,829

NET DEBT	$(10,670)	$(10,519)

NON-FINANCIAL ASSETS
Tangible capital assets	$3,915	$4,170

ACCUMULATED DEFICIT (1)	$(6,755)	$(6,349)

     (1) Material adjustments may result from changes in accounting policy or from the correction of an error which are attributable to and identifiable with prior periods. In accordance with GAAP changes in accounting policies and correction of errors have resulted in changes in the comparative figures of the financial statements and the opening balance of the accumulated deficit. In the March 31, 2006 fiscal year, restatements to the March 31, 2005 accumulated deficit and loss for the year were made to apply changes in accounting policies and due to correction of errors.
     A. Adjustments were made to the opening accumulated deficit for the March 31, 2005 fiscal year to recognize the impact of changing in accounting policies. These adjustments were made to recognize environmental liabilities ($142 million increase) and to recognize the liability associated with the recognition of prepaid expense in accordance with changes to public sector accounting standards ($19 million decrease).
     B. Adjustments were made to the opening accumulated deficit for the March 31, 2005 fiscal year to apply changes due to correction of errors. An adjustment was made to recognize the liability associated with certain tax refunds that had not been identified and corrected in the 2005 fiscal year ($6 million increase).
     C. Adjustments were made to the opening accumulated deficit for the March 31, 2005 fiscal year to account for the inclusion of eight additional entities into the Government Reporting Entity in accordance with changes to public sector accounting standards ($93 million decrease). These entities included; College universitaire de Saint-Boniface, First Nations of Northern Manitoba Child and Family Services Authority, First Nations of Southern Manitoba Child and Family Services Authority, Metis Child and Family Services Authority, Sport Manitoba Inc., St. Amant Centre Inc. (a component of the Winnipeg Regional Health Authority), Tire Stewardship Board and the University of Winnipeg.

     D. In the March 31, 2006 fiscal year the Manitoba Public Insurance Corporation changed its accounting policies on the recognition of pension plan experience gains to recognize these gains and losses in the year in which they occur. Previously the policy was to amortize these gains and losses over the expected average remaining service life of the employee group. As a result of this change, the accumulated deficit for March 31, 2005 increased by 12 million.
     The net effect of these adjustments is a $48 million increase to March 31, 2005 opening accumulated deficit.
     E. In the March 31, 2005 fiscal year the Workers Compensation Board elected to change its accounting policies on the recognition of gains and losses (other comprehensive income) in accordance with changes to accounting standards on their recognition of these gains and losses. As a result of this change the accumulated deficit for March 31, 2005 decreased by $28 million. In the March 31, 2006 fiscal year, the Government adopted the policy to recognize this other comprehensive income as a charge to the accumulate deficit in accordance with new public sector accounting policy standards. The net effect of these changes is a $37 million decrease to the March 31, 2005 summary net income. The net effect of these adjustments is a $65 million increase to the March 31, 2005 accumulated deficit.

I. SUMMARY FINANCIAL STATEMENTS —
SUMMARY STATEMENT OF REVENUE AND EXPENSE (1)
FOR THE YEAR ENDED MARCH 31, 2006
(with comparative figures for 2005)

	2005	2006

	(In millions
	of dollars)
REVENUE
Manitoba Collections:
Retail sales tax	1,125	1,198
Fuel taxes	235	236
Levy for health and education	287	303
Mining tax	41	39
Other taxes	531	509
Fees and other revenue	1,842	2,057
Income taxes:
Corporation income tax	402	373
Individual income tax	1,842	1,949
Net Income from Government business enterprises	679	958
Federal transfers:
Equalization	1,699	1,601
Canada Health and Social Transfer	1,045	1,108
Health Reform Fund	55	—
Bill C-48	—	49
Shared cost and other	357	345

TOTAL REVENUE	10,140	10,725

EXPENSES
Health	3,560	3,849
Education	2,309	2,366
Family Services and Housing	1,020	1,075
Community, Economic and Resource Development	1,169	1,448
Justice and Other Government	755	822
Debt Servicing	765	790

TOTAL EXPENSES	9,578	10,350

SUMMARY NET INCOME	562	375

     (1) Earlier years are restated to conform with the 2006 presentation.

I. SUMMARY FINANCIAL STATEMENTS
SUMMARY STATEMENT OF CASH FLOW (1)
AS AT MARCH 31, 2006
(with comparative figures for 2005)

	2005	2006

	($ millions)
Cash and cash equivalents provided by (used in)
Operating activities:
Summary net income for the year	562	375
Changes in non-cash items:
Temporary investments	(60)	(56)
Amounts receivable	(124)	20
Valuation allowance	4	(31)
Inventories	2	(4)
Prepaids	—	3
Portfolio investments	(156)	(63)
Accounts payable, accrued charges, provisions and deferrals	117	92
Pension liability	190	206
Amortization of foreign currency fluctuation	6	5
Amortization of debt discount	8	7
Amortization of investment discounts and premiums	(1)	2
Workers Compensation Board Investment premium	28	—
Other Comprehensive Income	37	31
Disposal of tangible capital assets	4	10
Amortization of tangible capital assets	254	266

	871	863
Changes in equity in Government business enterprises	(286)	(516)

Cash provided by operating activities	585	347

Tangible capital assets
Acquisition of tangible capital assets	(426)	(531)

Cash used in capital activities	(426)	(531)

Investing activities:
Made	(584)	(91)
Realized	140	499

Cash used in capital activities	(444)	(91)

Financing activities:
Debt issued	2,671	2,901
Debt redeemed	(2,180)	(2,777)
Changes in sinking funds	197	102

Cash provided by financing activities	688	226

Increase (decrease) in cash and cash equivalents	403	(49)
Cash and cash equivalents, beginning of year	734	1,137

Cash and cash equivalents, end of year	1,137	1,088

     (1) Earlier years are restated to conform with the 2006 presentation.

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)
SUMMARY OF OPERATING RESULTS AND FINANCIAL POSITION
FOR THE YEAR ENDED MARCH 31, 2006 *
(with comparative figures for 2005)

				Resources	Total	Total
	Utilities	Insurance	Finance	Development	2006	2005

	(In millions of dollars)
Results of Operations
Revenues from operations
From operations	2,399	1,254	1,170	—	4,823	4,217

Expenses:
From operations	1,481	1,183	684	—	3,348	3,024
Debt servicing	503	—	14	—	517	514

Total Expenses	1,984	1,183	698	—	3,865	3,538

Net Income	415	71	472	—	958	679
Transfers to the government	—	—	(473)	—	(473)	(458)

	415	71	(1)	—	485	221
Other comprehensive income	—	31	—	—	31	37

Net increase (decrease) in equity in Government Business Enterprises	415	102	(1)	—	516	258

*	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

(1)	Government Business Enterprises consist of the following as at March 31, 2006:
Utilities:
         Manitoba Hydro-Electric Board
Insurance:
         Manitoba Public Insurance Corporation
         Workers Compensation Board
Finance:
         Manitoba Liquor Control Commission
         Manitoba Lotteries Corporation
         Manitoba Product Stewardship Corporation
Resource Development:
         Leaf Rapids Town Properties Ltd.
         Manitoba Hazardous Waste Management Corporation

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE
AS AT MARCH 31, 2006

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Debenture Loans
(A) Payable in Canadian Dollars:
DX	5-Jun-06	1996	7.750	250,000	(1)
EQ	7-Jun-06	2002	5.250	100,000	(1)
EJ	1-Dec-06	1999	5.100	250,000	(1)
EC	16-May-07	1997	6.625	300,000	(1)
EB	21-May-07	1997	7.000	125,000	(1)
ES	29-Jun-07	2002	4.250	300,000	(1)
ED	2-Jun-08	1997	5.750	676,746	(1)
EX	1-Dec-08	2003	4.450	250,000	(1)
EG	2-Mar-09	1998	5.250	550,000	(1)
EL	1-Sep-09	1999	6.250	250,000	(1)
EO	25-Jan-11	2001	5.85	575,000	(1)
CM	15-May-11	1991	10.000	299,827	(1)
FB	22-Sep-11	2004	4.625	150,000	(1)
ER	3-Dec-12	2002	5.250	250,000	(1)
EW	17-Apr-13	2003	5.500	125,000	(1)
FG	3-Jun-13	2006	4.250	300,000	(1)
DE	22-Jul-13	1993	8.50	300,000	(1)(3)
EZ	3-Dec-13	2003	5.05	500,000	(1)(3)
FC	3-Dec-14	2004	4.800	400,000	(1)
EY	3-Dec-15	2003	5.200	450,000	(1)
FF	1-Mar-16	2005	4.300	250,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)
CL	5-Mar-31	1991	10.50	599,945	(1)
FA	5-Mar-37	2004	5.70	350,000	(1)

Total Debenture Loans				7,901,518

Medium-Term Notes
C069-MTN	5-Jan-07	2004	Floating	50,000	(1)
C025-MTN	12-Mar-07	1999	Floating	20,000	(1)
C008-MTN	24-Apr-07	1997	Floating	9,000	(1)
C064-MTN	3-May-07	2004	Floating	50,000	(1)
C048-MTN	17-May-07	2002	Floating	100,000	(1)
C066-MTN	15-Jun-07	2004	Floating	100,000	(1)
C047-MTN	8-Aug-07	2002	Equity	10,000	(1)
C050-MTN	15-Oct-08	2002	Step	12,500	(1)
C057-MTN	20-Oct-08	2003	Floating Step	100,000	(5)
C061-MTN	23-Mar-09	2004	Floating	100,000	(5)
C065-MTN	10-May-09	2004	3.325	60,955	(5)
C075-MTN	26-Oct-09	2004	Floating Step	25,000	(6)
C062-MTN	30-Apr-10	2004	Step	13,000	(1)
C022-MTN	15-Jul-10	1998	5.50	40,000	(1)
C056-MTN	31-Mar-11	2003	5.29	3,406	(1)
C081-MTN	27-Sep-13	2005	Portfolio	100,000	(1)
C083-MTN/RRB	1-Dec-13	2006	1.753	23,061	(1)
C078-MTN	15-Mar-15	2005	Step	15,000	(5)
C079-MTN	15-Jul-15	2005	4.35	15,000	(5)
C080-MTN	31-Jul-17	2005	Step	10,000	(1)
C011-MTN	22-Sep-17	1997	6.50	280,454	(1)
C012-MTN	22-Sep-17	1997	6.50	100,000	(1)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
C082-MTN	15-Dec-17	2005	Step	15,000	(5)
C023-MTN	15-Nov-18	1998	5.50	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	85,227	(1)
C077-MTN	11-Feb-20	2005	Step	75,000	(5)
C074-MTN	3-Dec-29	2004	Step	100,000	(6)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C076-MTN	19-Jan-35	2005	Step	75,000	(5)
C031-MTN	5-Mar-40	2001	6.20	276,000	(1)
C040-MTN	5-Mar-42	2002	6.00	350,000	(1)
C068-MTN	5-Mar-44	2004	5.80	50,000	(1)

				2,593,603

L005-MTN	17-Jan-08	2002	Floating Step	30,000	(1)
L008-MTN	10-May-09	2004	3.325	60,955	(5)
L009-MTN	28-Feb-17	2005	Step	35,000	(5)
L004-MTN	22-Sep-17	2000	6.50	25,000	(1)
L003-MTN	15-Nov-18	2000	5.50	75,000	(1)

				255,995

H010-MTN	30-Nov-06	2001	STEP	40,000	(5)
H008-MTN	25-Jun-07	2001	S&P TSE 60	15,000	(5)
H011-MTN	17-Jan-08	2002	Floating Step	106,000	(1)
H015-MTN	1-Dec-08	2003	BA-5	6,000	(1)
H024-MTN	30-Jun-15	2005	STEP	15,000	(5)
H029-MTN	30-Nov-15	2005	STEP	25,000	(5)
H021-MTN	28-Feb-17	2005	STEP	35,000	(5)
H022-MTN	31-May-17	2005	STEP	25,000	(5)
H023-MTN	31-May-17	2005	STEP	20,000	(5)
H025-MTN	25-Aug-17	2005	STEP	45,000	(5)
H026-MTN	30-Sep-17	2005	STEP	45,000	(5)
H028-MTN	31-Oct-17	2005	STEP	27,000	(5)
H030-MTN	31-Jan-18	2006	STEP	20,000	(4)
H027-MTN	31-Oct-35	2005	STEP	11,000	(1)

				435,000

D030-MTN	12-Dec-06	2001	Floating	40,000	(1)
D018-MTN	15-Mar-07	1999	Floating	11,000	(1)
D051-MTN	16-Dec-08	2002	Equity	15,000	(5)
D013-MTN	15-Nov-09	1999	4.71	25,000	(4)
D026-MTN	14-Apr-10	2000	Floating	15,000	(5)
D139-MTN	15-Sep-10	2005	Floating	15,000	(5)
D146-MTN	1-Apr-11	2005	STEP	15,000	(5)
D131-MTN	15-Jul-11	2005	STEP	15,000	(5)
D148-MTN	15-Dec-11	2006	4.28	15,000	(4)
D118-MTN	20-Feb-12	2005	STEP	10,000	(5)
D097-MTN	22-May-12	2004	STEP	10,000	(5)
D113-MTN	20-Nov-12	2004	STEP	10,000	(5)
D130-MTN	15-Jun-13	2005	STEP	25,000	(5)
D145-MTN	1-Dec-13	2005	STEP	15,000	(5)
D151-MTN/RRB	1-Dec-13	2006	1.753	42,112	(1)
D095-MTN	15-Apr-14	2004	STEP	25,000	(5)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
D091-MTN	22-Aug-14	2004	STEP	35,000	(5)
D106-MTN	15-Sep-14	2004	STEP	25,000	(5)
D119-MTN	20-Feb-15	2005	STEP	15,000	(5)
D121-MTN	15-Mar-15	2005	4.70	25,000	(5)
D123-MTN	15-Apr-15	2005	STEP	15,000	(5)
D125-MTN	21-Apr-15	2005	STEP	15,000	(5)
D115-MTN	15-Jun-15	2005	STEP	25,000	(5)
D137-MTN	20-Aug-15	2005	STEP	10,000	(5)
D142-MTN	1-Oct-15	2005	STEP	10,000	(5)
D143-MTN	1-Oct-15	2005	STEP	15,000	(5)
D144-MTN	1-Dec-15	2005	STEP	15,000	(4)
D090-MTN	22-Feb-16	2004	STEP	10,000	(5)
D138-MTN	1-Sep-16	2005	STEP	15,000	(5)
D112-MTN	22-Nov-16	2004	STEP	25,000	(5)
D116-MTN	15-Jan-17	2005	STEP	25,000	(5)
D122-MTN	15-Mar-17	2005	STEP	30,000	(5)
D124-MTN	1-Apr-17	2005	5.00	15,000	(5)
D126-MTN	20-May-17	2005	STEP	20,000	(5)
D127-MTN	20-May-17	2005	STEP	15,000	(5)
D043-MTN	15-Jun-17	2001	STEP	27,000	(5)
D132-MTN	15-Jul-17	2005	STEP	25,000	(5)
D140-MTN	15-Sep-17	2005	STEP	20,000	(5)
D136-MTN	1-Oct-17	2005	STEP	15,000	(5)
D053-MTN	15-Jan-18	2002	STEP	18,000	(5)
D149-MTN	15-Jan-18	2006	STEP	10,000	(5)
D147-MTN	15-Nov-18	2005	STEP	50,000	(1)
D150-MTN/ RRB	1-Dec-18	2006	1.738	85,226	(1)
D114-MTN	1-Dec-19	2004	5.45	20,000	(5)
D117-MTN	20-Feb-20	2005	STEP	25,000	(5)
D120-MTN	15-Mar-20	2005	5.20	25,000	(5)
D128-MTN	22-Jun-20	2005	STEP	15,000	(5)
D096-MTN	1-Dec-20	2004	5.43	40,000	(5)
D133-MTN	15-Jul-25	2005	5.125	10,000	(5)
D134-MTN	1-Oct-30	2005	5.10	16,000	(6)
D135-MTN	1-Oct-30	2005	5.16	15,000	(6)
D141-MTN	1-Oct-30	2005	5.23	10,000	(5)
D025- MTN	5-Mar-31	2000	6.30	310,000	(5)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				1,499,338

Total Medium Term Notes				4,753,896

Canadian Issues Swapped to USD:
CAD $
DE	22-Jul-13	1993	N/A	300,000
EZ	3-Dec-13	2003	N/A	390,500

				(690,500)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Foreign Issues Swapped to Canadian Dollars:
DW	14-Jun-06	1996	N/A	65,164
EP-1	20-Nov-06	2002	N/A	250,000
EV	17-Apr-07	2003	N/A	88,650
ET	10-Jan-08	2003	N/A	209,600
D087	15-Dec-08	2003	N/A	10,400
EM	22-Feb-10	2000	N/A	141,500
FD	12-Apr-10	2005	N/A	179,000
EZ-2-FX Hedge	3-Dec-13	2004	N/A	208,320
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,630
C037	1-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
				2,834,264

Total Canadian Dollars				14,799,178

(B) Payable in U.S. Dollars:
EP	20-Nov-06	2001	4.25	583,550	(1)
EP-1	20-Nov-06	2002	4.25	186,736	(1)(2)
EF	1-Oct-08	1998	5.500	291,775	(1)(2)
EM	22-Feb-10	2000	7.50	583,550	(1)(2)
FD	12-Apr-10	2005	4.45	408,485	(1)(2)
AZ	17-Jul-16	1986	7.75	174,353	(1)(2)
BM	15-Jan-18	1988	9.125	233,420	(1)(2)
EE	15-Sep-18	1988	9.50	233,420	(1)
BU	1-Dec-18	1988	9.625	350,130	(1)(2)
CB	15-Jan-20	1990	8.80	291,775	(1)(2)
CD	1-Apr-20	1990	9.25	350,130	(1)(2)
CO	15-Sep-21	1991	8.875	350,130	(1)

				4,037,454

Medium-Term Notes (Payable in U.S. Dollars)
D087	15-Dec-08	2003	STEP	9,337	(5)(2)

				9,337

Foreign Issues swapped to Canadian Dollars:
EP-1	20-Nov-06	2002	N/A	186,736
EF	1-Oct-08	1998	N/A	58,355
EM	22-Feb-10	2000	N/A	233,420
FD	12-Apr-10	2005	N/A	171,505
D087	15-Dec-13	2003	N/A	9,337
AZ	17-Jul-16	1986	N/A	174,353
BM	15-Jan-18	1988	N/A	233,420
BU	1-Dec-18	1988	N/A	116,710
CB	15-Jan-20	1990	N/A	291,775
CD	1-Apr-20	1990	N/A	350,130

				(1,825,741)

Foreign Issues swapped to U.S. Dollars:
EF	1-Oct-08	1998	N/A	54,263
EM	22-Feb-10	2000	N/A	113,350

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
C032	12-Oct-10	2000	N/A	54,795
DE	22-Jul-13	1993	N/A	219,866
EZ	3-Dec-13	2003	N/A	175,065
				617,340

Total US Dollars				2,838,390

(C) Payable in Swiss Francs:
ET	10-Jan-08	2003	2.00	179,200	(1)(2)

				179,200

Swapped to Canadian Dollars:
ET	10-Jan-08	2003	N/A	179,200
				(179,200)

Total Swiss Francs				0

(C) Payable in Australian Dollars:
EV	17-Apr-07	2003	5.00	83,620	(1)(2)

				83,620

Swapped to Canadian Dollars:
EV	17-Apr-07	2003	N/A	83,620

				(83,620)

Total Australian Dollars				0

(D) Payable in Japanese Yen:
DW	14-Jun-06	1996	3.45	49,665	(1)(2)
C032	12-Oct-10	2000	1.8950	49,665	(1)(3)
C036	21-Nov-16	2001	2.00	29,799	(1)(2)
C037	21-Nov-16	2001	2.03	9,933	(1)(2)

				139,062

Japanese Yen Issues swapped to Canadian Dollars:
DW	14-Jun-06	1996	N/A	49,665
C036	21-Nov-16	2001	N/A	29,799
C037	21-Nov-16	2001	N/A	9,933

				(89,397)

Japanese Yen Issues swapped to U.S. Dollars:
C032	12-Oct-10	2000	N/A	49,665

				(49,665)

Total Japanese Yen				0

(E) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.38	215,790	(1)(2)

				215,790

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	N/A	215,790

				(215,790)

Total New Zealand Dollars				0

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Builder Bonds (Payable in Canadian Dollars)
BB # 7	15-Jun-08	2003	Floating	22,068	(6)
	15-Jun-06	2003	Fixed	111,208	(1)
	15-Jun-08	2003	Fixed	101,936	(1)
	15-Jun-08	2003	Fixed	30,306	(1)
BB # 8	15-Jun-09	2004	Floating	6,314	(6)
	15-Jun-07	2004	Fixed	82,776	(1)
	15-Jun-09	2004	Fixed	96,217	(1)
	15-Jun-09	2004	Fixed	33,000	(1)
BB # 9	15-Jun-10	2005	Floating	17,603	(6)
	15-Jun-08	2005	Fixed	63,643	(1)
	15-Jun-10	2005	Fixed	16,356	(1)
	15-Jun-10	2005	Fixed	7,860	(1)

				589,287

Total Bonds and Debentures				18,226,855

Canada Pension Plan (Payable in Canadian Dollars)
	2006-2019	Various	5.67-11.33	756,734	(9)

Government Business Enterprises
	2007-2026	Various	Various	384,158

Health Care Facilities
	2007-2026	Various	Various	236,727

Government of Canada
	2007-2015	Various	Various	118,178

Immigrant Investor Program (IIP)
	2009-2011	Various	3.35-4.35	74,928	(1)

Treasury Bills Payable in Canadian Dollars
	2006-2007	Various		325,000	(7)

TOTAL BORROWINGS				20,122,580

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE
AS AT MARCH 31, 2006
(In thousands)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Outstanding Amount	Ref.

				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
1	15-Jun-92	1989	Matured	86
2	15-Jun-93	1990	Matured	27
3	15-Jun-96	1991	Matured	128
4	15-Jun-97	1992	Matured	450
5	15-Jun-01	1996	Matured	866
6	15-Jun-02	1997	Matured	168
	15-Jun-00	1997	Matured	212
	15-Jun-02	1997	Matured	275
7	15-Jun-06	2001	Floating	4,341	(6)
	15-Jun-06	2001	6.00	70,124	(1)
Series 8 5 yr floating	15-Jun-07	2002	Floating	12,094	(6)
5 yr fixed annual	15-Jun-07	2002	5.50	179,736	(1)
5 yr fixed compound	15-Jun-07	2002	5.50	81,077	(1)

				349,584

Manitoba Hydro Promissory Notes				—
City of Winnipeg Hydro Bonds				135,755	(1)

Total The Manitoba Hydro-Electric Board				485,339

Grow Bonds				5,173	(8)

Total Securities Guaranteed				490,512

References:

1.	Non-callable/redeemable.

2.	All or part swapped into Canadian dollars.

3.	All or part swapped to U.S. dollars.

4.	Callable as per terms.

5.	Extendable as per terms

6.	Redeemable at holder’s option, prior to maturity.

7.	91-day Treasury Bills issued by tender in the amount of $25,000,000 weekly.

8.	The Province has only guaranteed the principal portion of the issue.

9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.

V. THE MANITOBA HYDRO-ELECTRIC BOARD
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,

	2002	2003	2004	2005	2006

	(In thousands of dollars)
Revenues
Electric
Manitoba	$786,036	$875,841	$918,231	$938,756	$983,653
Extraprovincial	587,893	463,430	350,994	553,727	880,786
Other revenue	10,415	15,015	18,092	15,494	17,594
Natural gas	479,346	514,847	493,645	508,841	517,381

	1,863,690	1,869,133	1,780,962	2,016,818	2,399,414

Expenses
Operating and administrative	297,966	325,856	346,406	363,056	375,092
Depreciation	259,774	281,348	295,975	310,824	321,807
Water rentals	112,783	102,856	71,455	111,521	131,020
Fuel and power purchased	71,423	151,169	568,897	135,456	178,862
Capital and other taxes	61,361	65,510	72,469	74,557	76,745
Cost of gas sold	364,882	392,273	374,449	383,215	397,396

	1,168,189	1,319,012	1,729,651	1,378,629	1,480,922

Net Income before Finance Expense	695,501	550,121	51,311	638,189	918,492

Finance Expense
Interest on debt	586,798	589,118	572,366	571,631	578,431
Amortization of debt discount and expense	11,138	726	(7,540)	(5,399)	(6,017)
Interest applied to construction	(25,212)	(27,238)	(34,738)	(36,692)	(38,241)
Investment income	(91,029)	(83,776)	(43,027)	(27,656)	(30,640)

	481,695	478,830	487,061	501,884	503,533

Net Income	$213,806	$71,291	$(435,750)	$136,305	$414,959

VI. THE MANITOBA HYDRO-ELECTRIC BOARD
CONSOLIDATED BALANCE SHEET

	As at March 31,

	2005	2006

	(In thousands of dollars)
ASSETS
Capital Assets
In service	$10,747,838	$11,065,142
Less accumulated depreciation	3,446,745	3,657,082

	7,301,093	7,408,060
Construction in progress	475,152	602,429

	7,776,244	8,010,489

Current Assets
Bank balances and temporary investments	8,523	118,587
Accounts receivable and accrued revenue	408,415	420,815
Interest receivable	6,349	6,216
Materials and supplies, at average cost	83,851	158,698

	507,138	704,316

Other Assets
Pension assets	615,083	719,212
Deferred debt costs	(19,497)	31,239
Other deferred expenses and receivables	466,662	461,455
Sinking fund investments	561,513	555,199

	1,623,761	1,767,105

	$9,907,144	$10,481,910

LIABILITIES AND RETAINED EARNINGS
Long-term debt net of sinking fund	$6,486,063	$6,495,817
Sinking fund shown as an asset	561,513	555,199

	7,047,576	7,051,016

Current Liabilities
Accounts payable and accrued liabilities	255,813	313,225
Notes payable	59,000	—
Accrued Interest	105,562	110,273
Current portion of long-term debt	156,133	118,083

	576,508	541,581
Other Liabilities
Deferred liabilities and credits	316,385	466,115
Asset purchase obligation	242,553	235,624
Pension obligation	559,540	606,251

	1,118,478	1,307,990

Contributions in aid of construction	295,648	297,405

Retained earnings	869,218	1,284,203

Share Capital	(284)	(285)

	$9,907,144	$10,481,910

VII. THE MANITOBA HYDRO-ELECTRIC BOARD
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED MARCH 31,

	2005	2006

	(In thousands of dollars)
Cash Provided From (Used For) Operations
Cash receipts from customers	$1,977,107	$2,386,878
Cash paid to suppliers and employees	(1,045,281)	(1,179,856)
Interest paid	(527,568)	(530,480)
Interest received	29,114	32,785

	433,372	709,327

Cash Provided From (Used For) Financing
Proceeds from long-term debt	299,558	180,015
Retirement of long-term debt	(239,208)	(109,947)
Premium (Discount) on long-term debt	(5,720)	—
Sinking fund withdrawal	236,178	84,213
Distribution to Province of Manitoba	—	—
Mitigation liability	(20,150)	(19,038)
Notes payable	(35,451)	(59,388)
Other	(578)	1,848

	234,629	77,703

Cash Used For Investment
Additions to capital assets net of contributions	(505,353)	(498,298)
Sinking fund payment	(99,627)	(103,235)
Net Obligation to the City of Winnipeg	(6,449)	(6,930)
Other	(54,598)	(68,504)

	(666,027)	(676,967)

Increase in Cash	1,974	110,063
Cash (Deficiency) at Beginning of Year	6,549	8,523

Cash at End of Year	$8,523	$118,586